AGREEMENT OF PURCHASE AND SALE OF SHARES

OF

BIOSTRAND BV

- and -

BIOKEY BV

- and -

BIOCLUE BV

Made on March 29th, 2022

By and among

CHARMQUARK EEN

- and -

CHARMQUARK TWEE

- and -

K&E BV

as Vendors

- and -

IMMUNOPRECISE NETHERLANDS B.V.

as Purchaser

- and -

CERTAIN OTHER PARTIES NAMED HEREIN

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AGREEMENT OF PURCHASE AND SALE OF SHARES made on the March day of 29th, 2022 (the "Agreement Date").

BY AND AMONG:

CHARMQUARK EEN, a partnership (maatschap/société simple) incorporated under the laws of Belgium, having its registered seat at Fabrieksstraat 7, 3930 Hamont-Achel, Belgium, registered with the Crossroads Bank for Enterprises (RLE Antwerp, division Hasselt) under number 0781.999.053, hereby duly represented by Dirk Van Hyfte, in his capacity of sole director;

(hereinafter referred to as "Idea Partnership 1")

AND:

CHARMQUARK TWEE, a partnership (maatschap/société simple) incorporated under the laws of Belgium, having its registered seat at Fabrieksstraat 7, 3930 Hamont-Achel, Belgium, registered with the Crossroads Bank for Enterprises (RLE Antwerp, division Hasselt) under number 0781.998.558, hereby duly represented by Ingrid Brands, in her capacity of sole director;

(hereinafter referred to as "Idea Partnership 2")

AND:

K&E BV, a private limited liability company (besloten vennootschap/société à responsabilité limitée) incorporated under the laws of Belgium, having its registered office at Lichtenberglaan 2019, 3800 Sint-Truiden, Belgium, registered with the Crossroad Bank of Enterprises (RLE Antwerp, division Hasselt) under number 0886.133.305, hereby duly represented by Els Paesmans and Koen Quaghebeur, in their capacity as directors;

(hereinafter referred to as "K&E" and collectively with Idea Partnership 1 and Idea Partnership 2, the "Vendors")

AND:	IMMUNOPRECISE NETHERLANDS B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands, having its corporate seat in Haarlemmermeer, the Netherlands and its registered address at Kloosterstraat 9, RE21, 5349 AB Oss, the Netherlands, registered with the trade register (handelsregister) of the Chamber of Commerce (Kamer van Koophandel) with registration number 71010149, hereby duly represented by Jennifer Bath, in her capacity as director;

(hereinafter referred to as the "Purchaser")

AND TO WHICH INTERVENE:	INGRID BRANDS, residing and domiciled at
;

AND:	DIRK VAN HYFTE, residing and domiciled at
;

AND:	ARNOUT VAN HYFTE, residing and domiciled at
;

AND:	EWALD VAN HYFTE, residing and domiciled at
;

AND:	KOEN QUAGHEBEUR, residing and domiciled at
;

AND:	ELS PAESMANS, residing and domiciled at

WHEREAS BioStrand BV is a private limited liability company (besloten vennootschap/société à responsabilité limitée), incorporated under the laws of Belgium, having its registered office at Fabrieksstraat 7, 3930 Hamont-Achel, Belgium, registered with the Crossroad Bank of Enterprises under number 0719.913.907 (hereinafter referred to as "Biostrand").

WHEREAS Biokey BV is a private limited liability company (besloten vennootschap/société à responsabilité limitée), incorporated under the laws of Belgium, having its registered office at Fabrieksstraat 7, 3930 Hamont-Achel, Belgium, registered with the Crossroad Bank of Enterprises under number 0719.913.808 (hereinafter referred to as "Biokey").

WHEREAS Bioclue BV is a private limited liability company (besloten vennootschap/société à responsabilité limitée), incorporated under the laws of Belgium, having its registered office at Fabrieksstraat 7, 3930 Hamont-Achel, Belgium, registered with the Crossroad Bank of Enterprises under number 0719.914.105 (hereinafter referred to as "Bioclue" and, collectively with Biostrand and Biokey, the "Operating Corporations").

WHEREAS the Operating Corporations have shares issued, outstanding and owned as follows:

(a) BioStrand has 247,966 shares issued and outstanding, of which 186,000 A shares (i.e. 75.01%) are owned by Idea Family (as defined below) and 61,966 B shares (i.e. 24.99%) are owned by K&E;

(b) Biokey has 232,500 shares issued and outstanding, of which 186,000 A shares (i.e. 80%) are owned by Idea Family (as defined below) and 46,500 B shares (i.e. 20%) are owned by K&E;

(c) Bioclue has 1,000,000 shares issued and outstanding, of which 800,000 A shares (i.e. 80%) are owned by Idea Family (as defined below) and 200,000 B shares (i.e. 20%) are owned by K&E.

WHEREAS Idea Family BV is a private limited liability company (besloten vennootschap/société à responsabilité limitée), incorporated under the laws of Belgium, having its registered office at Fabrieksstraat 7, 3930 Hamont-Achel, Belgium, registered with the Crossroad Bank of Enterprises under number 0719.674.177 (hereinafter referred to as "Idea Family" and, collectively with the Operating Corporations, the "Purchased Corporations").

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WHEREAS Idea Family has 100,000 shares issued and outstanding, of which 50,000 (i.e. 50%) are owned in an undivided manner by Dirk Van Hyfte, Arnout Van Hyfte and Ewald Van Hyfte through Idea Partnership 1 and 50,000 (i.e. 50%) are owned in an undivided manner by Ingrid Brands, Arnout Van Hyfte and Ewald Van Hyfte through Idea Partnership 2.

WHEREAS Dirk Van Hyfte, Arnout Van Hyfte and Ewald Van Hyfte are the sole partners of Idea Partnership 1 and intervene in this Agreement to confirm their consent with the transactions and obligations set out in this Agreement.

WHEREAS Ingrid Brands, Arnout Van Hyfte and Ewald Van Hyfte are the sole partners of Idea Partnership 2 and intervene in this Agreement to confirm their consent with the transactions and obligations set out in this Agreement.

WHEREAS Koen Quaghebeur and Els Paesmans are the sole shareholders of K&E and intervene in this Agreement to confirm their consent with the transactions and obligations set out in this Agreement.

WHEREAS ImmunoPrecise Antibodies Ltd. (hereinafter referred to as "IPA") and Biostrand entered into a mutual confidentiality agreement on June 23, 2021 with a view to exploring a potential business cooperation between the IPA (or an Affiliate thereof) and Biostrand, and on December 10, 2021, IPA, Idea Family and K&E entered into a non-binding term sheet regarding the potential acquisition by the IPA (or an Affiliate thereof) of all the shares of the Operating Corporations (the "Term Sheet").

WHEREAS the Purchaser and its professional advisers have performed a due diligence review regarding the Purchased Corporations (the "Due Diligence Investigation") on the basis of the documents and information made available in the electronic data room (the "Data Room") to which they had access between January 4, 2022 and March 28, 2022. The Purchaser was given the opportunity to submit further questions to the Vendors and the Representatives of the Purchased Corporations through written Q&A and to attend expert sessions and calls on any matter they deemed useful.

WHEREAS the Purchaser wishes to purchase from the Vendors, on the Closing Date, all and not less than all the issued and outstanding shares of the Purchased Corporations, and the Vendors wish to sell to the Purchaser all such shares, subject to the terms and conditions of this Agreement.

THIS AGREEMENT WITNESSETH THAT, in consideration of the premises set forth herein, the mutual covenants and agreements herein contained and other good and valuable consideration herein contained, it is agreed by and between the Parties as follows:

1. INTERPRETATION

1.1 Definitions

For the purposes of this Agreement or any notice, consent, authorisation, direction or other communication required or permitted to be given hereunder, the following words and phrases shall have the following meanings, respectively, unless the context otherwise requires:

1.1.1 "2021 Financial Statements" shall mean the non-audited non-consolidated annual financial statements of the Purchased Corporations as at the 2021 Financial Statements Date, a copy of which financial statements is annexed hereto as Schedule 1.1.1;

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1.1.2 "2021 Financial Statements Date" shall mean December 31, 2021;

1.1.3 "Accounts Payable" shall mean the trade accounts payable of the Purchased Corporations, as listed under accounting code 44 in the financial statements contained in Schedule 1.1.139 (as defined by and determined in accordance with Belgian GAAP as applied in the 2021 Financial Statements). For clarity purpose, Accounts Payable shall include EUR 50,000 in fees and expenses of the legal counsels and accountants incurred in the Ordinary Course of Business of the Operating Corporations, but shall exclude any and all Transaction Expenses;

1.1.4 "Accounts Receivable" shall mean all accounts receivable, trade accounts, notes receivable, advances receivable, book debts and other debts of the Purchased Corporations, as listed under accounting codes 40 and 41 in the financial statements contained in Schedule 1.1.139 (as defined by and determined in accordance with Belgian GAAP as applied in the 2021 Financial Statements);

1.1.5 "Accounting Principles" shall have the meaning ascribed thereto in Section 1.11;

1.1.6 "Adjustment Holdback Amount" shall have the meaning ascribed thereto in Section 2.3.1.2;

1.1.7 "Affiliate" shall mean, in respect of any corporation, any corporation which it directly or indirectly controls or is controlled by or with which it is under direct or indirect common control, or any corporation which is directly or indirectly controlled by a corporation which controls the first mentioned corporation, and for the purpose of this definition, "Control" shall mean, with respect to any corporation, the ownership of shares of such corporation to which are attached more than fifty percent (50%) of the votes that may be cast to elect directors of such corporation including any shares which are voted only upon the occurrence of a contingency where such contingency has occurred and is continuing, in each case where the votes attached to such shares are sufficient, if exercised, to elect a majority of the directors of such corporation;

1.1.8 "Agreement" shall mean this agreement for the purchase and sale of the Purchased Shares (including its preamble and the Data Room and all Schedules and Exhibits hereto), including any amendment hereto or restatement hereof effected in compliance with the terms hereof; "herein", "hereof", "hereto", "hereunder" and similar expressions shall mean and refer to this Agreement but not to any particular Article, Section, Subsection, Schedule, Exhibit or other subdivision; "Article", "Section", "Subsection", "Schedule", "Exhibit" or other subdivision of this Agreement shall mean and refer to the specified Article, Section, Subsection, Schedule, Exhibit or other subdivision of, or joined to, this Agreement;

1.1.9 "Agreement Date" shall have the meaning ascribed thereto in the Preamble;

1.1.10 "Allocation Percentage" shall mean, for each Vendor, the percentage specified opposite such Vendor's name below:

(a)	Idea Partnership 1:	38.40%

(b)	Idea Partnership 2:	38.40%

(c)	K&E :	23.20%

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1.1.11 "Assets" shall mean all of the Operating Corporations' right, title and interest in and to the Business, properties, assets and rights of any kind, whether tangible or intangible, movable or immovable (including, for greater certainty, any and all Intellectual Property and information technology), used in connection with the Business and owned by any Operating Corporation or in which an Operating Corporation has any interest, including, without limitation, to the properties, assets and rights as of the Closing Date;

1.1.12 "Assignment Agreements" means, the:

1.1.12.1 assignment agreement between Dirk Van Hyfte, Arnout Van Hyfte, Ingrid Brands and Ewald Van Hyfte as assignors and BioStrand as assignee;

1.1.12.2 assignment agreement between Dirk Van Hyfte, Arnout Van Hyfte, Ingrid Brands and Ewald Van Hyfte as assignors and BioClue as assignee; and

1.1.12.3 assignment agreement between Dirk Van Hyfte, Arnout Van Hyfte, Ingrid Brands and Ewald Van Hyfte as assignors and BioKey as assignee;

a copy of which is annexed hereto as Exhibit 1.1.12;

1.1.13 "Belgian GAAP" means Belgian generally accepted accounting principles at the relevant time, applied on a consistent basis with prior periods and throughout the periods involved;

1.1.14 "Bioclue" shall have the meaning ascribed thereto in the preamble;

1.1.15 "Biokey" shall have the meaning ascribed thereto in the preamble;

1.1.16 "Biostrand" shall have the meaning ascribed thereto in the preamble;

1.1.17 "Bioclue Business" shall mean the business focusing on technology, in the field of bioinformatics and biotechnology, for performing, inherently linked with a microarray process and possible primary analysis, a secondary analysis, whether or not performed simultaneously with the primary analysis, consisting of read mapping, read assembly - de novo or reference based - and immediate identification of variations, as well as on products, services and tools related to the developed technology, primarily aimed at determining biological sequences in proteins, RNA and DNA, including through mass spectrometry, sequencing, micro array or hybrid microarray system technologies;

1.1.18 "Biokey Business" shall mean the business focusing on technology, in the field of bioinformatics and biotechnology, related to the identification of characteristic biological sequences in proteins, RNA and DNA, and their different information layers, the development of a knowledgebase containing these characteristic biological sequences and information layers, and the use of this database to process biological sequences and compare the processed biological sequences;

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1.1.19 "Biostrand Business" shall mean the business focusing on technology, in the field of bioinformatics and biotechnology, for handling of biological sequences including for example processing, storing and comparing biological sequence information, and for generating biological sequence information, software development, algorithms, data visualisation and visual analytics, which can for example be applied in the field of molecular diagnostics, point of care testing in depth analysis for drug development, prediction, construction and adaptation of biopolymer sequences as well as a product, service, or tool which stores this information in a database;

1.1.20 "Biostrand Car Leases" mean the car leases of Biostrand listed and described in Schedule 1.1.20;

1.1.21 "Books and Records" shall mean all books of accounts, ledgers, Tax Returns and other Tax refunds, personnel records, historic documents relating to the Business, the projects, the Purchased Shares and the Employees, including, without limitation, the Employee Plans, working materials and sales and marketing materials, clients and suppliers lists, referral sources, research and development reports and records, production reports and records, equipment logs, operating and installation guides and manuals, business reports, plans and projections and all other documents, titles, correspondence and other information of the Purchased Corporations (whether in written, electronic or any other form);

1.1.22 "Business" shall mean collectively the Bioclue Business, the Biokey Business and the Biostrand Business;

1.1.23 "Business Day" shall mean any day, other than a Saturday, Sunday, or other day on which the principal commercial banks located in Belgium, in the Netherlands and in Canada are not open for business during normal banking hours;

1.1.24 "Business Plan" shall have the meaning ascribed thereto in Section 9.1.2;

1.1.25 "Cash Consideration" shall have the meaning ascribed thereto in Section 2.3.1;

1.1.26 "Claim Payment" shall have the meaning ascribed thereto in Section 14.6.8.1;

1.1.27 "Closing" shall mean the completion of the acquisition by the Purchaser of the Purchased Shares and the payment of the Cash Consideration (excluding the Indemnity Holdback and the Adjustment Holdback Amount) and the Equity Consideration in accordance with Section 12;

1.1.28 "Closing Cash" shall mean all cash and cash equivalents of the Purchased Corporations, as listed under accounting codes 55 and 49 in the financial statements contained in Schedule 1.1.139 (as defined by and determined in accordance with Belgian GAAP as applied in the 2021 Financial Statements) as of immediately prior to the Closing;

1.1.29 "Closing Date" shall mean two (2) Business Days following satisfaction of all conditions set out in Section 10, but in any event not earlier than 15 days as of the Agreement Date and, subject to satisfaction of all conditions set out in Section 10, not later than April 13, 2022, or such other date as may be agreed in writing between the Parties;

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1.1.30 "Closing Documents" shall mean this Agreement, and all documentation relating to the acquisition by the Purchaser of the Purchased Shares and the transactions contemplated hereby;

1.1.31 "Closing Financial Statements" shall mean the consolidated financial statements of the Purchased Corporations, comprising, for each of the Purchased Corporations as well as on a consolidated basis for all the Purchased Corporations, balance sheets as at the Closing Date and profit and loss accounts for the period started on January 1, 2022 and ending on the Closing Date, prepared in accordance with Belgian GAAP;

1.1.32 "Closing Indebtedness" shall mean all Indebtedness of the Purchased Corporations as of immediately prior to the Closing, and for the avoidance of doubt including any penalties, breakage fees or similar amounts related to the repayment of such Indebtedness (including the short-term portion);

1.1.33 "Closing Working Capital" shall mean the Working Capital of the Purchased Corporations (as defined by and determined in accordance with Belgian GAAP as applied in the 2021 Financial Statements) as of immediately prior to the Closing.

1.1.34 "Computer Equipment" shall mean the computer equipment and hardware presently used by the Operating Corporations, including, without limitation, cloud servers, virtual servers, remote servers and all ancillary and communication equipment connected to it;

1.1.35 "Confidentiality and Non-Competition Agreement" shall mean the confidentiality, non-competition, non-solicitation and non-disparagement agreement to be entered into among the Vendors, Ingrid Brands, Dirk Van Hyfte, Arnout Van Hyfte, Koen Quaghebeur, Els Paesmans, the Purchased Corporations and the Purchaser on the Closing Date, substantially in the form attached hereto as Exhibit 1.1.35;

1.1.36 "Constating Documents" shall mean, in respect of any entity, the corporate and constating documents, including, without limitation, all certificates, articles, constituting documents, by-laws, limited liability company agreement, operating agreement, partnership agreement, deed of trust or other similar organisational documents of such entity and any amendment thereto;

1.1.37 "Contract" shall mean any written or oral legally binding contract, agreement, instrument, arrangement, commitment or undertaking of any nature (including leases, subleases, licenses, mortgages, notes, guarantees, sublicenses, subcontracts, letters of intent and purchase orders), including all amendments, supplements, exhibits and schedules thereto;

1.1.38 "Copyleft Materials" shall mean Software or other material that is distributed or licensed under a license that requires, as a condition of use, that such Software or other material: (i) be made available or distributed in a source code or similar form; (ii) be licensed for the purpose of preparing derivative works; (iii) be licensed under terms that allow the products or portions thereof or interfaces therefor to be reverse engineered, reverse assembled or disassembled (other than by operation of law); and (iv) be redistributable at no license fee; including any libraries or code licenced under the "General Public Licence", and the "Lesser General Public Licence".

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1.1.39 "Current Assets" means all Accounts Receivable, prepaid expenses and deposits (as defined by and determined in accordance with Belgian GAAP as applied in the 2021 Financial Statements), and for the avoidance of doubt excluding Closing Cash;

1.1.40 "Current Liabilities" means all current liabilities (including Accounts Payable, accrued Taxes and accrued expenses) as listed under accounting codes 44 (trade receivables), 45 and 49 in the financial statements contained in Schedule 1.1.139 (as defined by and determined in accordance with Belgian GAAP as applied in the 2021 Financial Statements), and for the avoidance of doubt excluding (i) Closing Indebtedness; and (ii) any Transaction Expenses;

1.1.41 "Cybersecurity Measures" shall have the meaning ascribed thereto in Section 5.18.4;

1.1.42 "Data" shall mean all data collected, generated, or received by the Operating Corporations in connection with the Platform or the marketing, delivery, or use of the Website including but not limited to Personal Data;

1.1.43 "Data Breach" shall have the meaning ascribed thereto in Section 5.15.3;

1.1.44 "Data Room" shall have the meaning ascribed thereto in the Preamble, containing the information on the Data Room USB annexed as Exhibit 1.1.44;

1.1.45 "Data Agreement" shall mean any contract involving Data to which an Operating Corporation is a party or which an Operating Corporation is bound by;

1.1.46 "Data Protection Laws" shall mean any applicable Laws on data protection, including, but not limited to (i) the GDPR; and (ii) the Belgian Framework Act regarding the protection of personal data of individuals of 30 July 2018;

1.1.47 "Direct Claim" shall mean any proceeding instituted or any claim or demand asserted by the Purchaser against the Vendors pursuant to Section 14;

1.1.48 "Discounted Market Price" shall have the meaning given to it in the TSXV Corporate Finance Policy 1.1 Interpretation.

1.1.49 "Dispute" shall have the meaning ascribed thereto in Section 16.1;

1.1.50 "Due Diligence Investigation" shall have the meaning ascribed thereto in the Preamble;

1.1.51 "Earn-Out Calculation" shall have the meaning ascribed thereto in Section 2.5.5.2;

1.1.52 "Earn-Out Consideration" shall have the meaning ascribed thereto in Section 2.5.1;

1.1.53 "Earn-Out Financial Statements" shall have the meaning ascribed thereto in Section 2.5.5.1;

1.1.54 "Earn-Out Payment" shall have the meaning ascribed thereto in Section 2.5.1;

1.1.55 "Earn-Out Period" shall mean seven (7) full financial years as from the Closing Date (each an "Earn-Out Year"), it being understood that the first Earn-Out Year shall be a thirteen (13) months period (i.e. beginning on Closing Date and ending on April 30, 2023) and all subsequent "Earn-Out Years" shall be twelve (12) month periods (i.e. each beginning on May 1st of one year and ending on April 30th of the next calendar year);

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1.1.56 "Earn-Out Year" shall have the meaning ascribed thereto in Section 1.1.55;

1.1.57 "EBITDA" shall mean the consolidated net income of the Operating Corporations as derived from the annual consolidated financial statements of the Operating Corporations, prepared in accordance with the Accounting Principles before all charges against income: (i) for taxes; (ii) interest expenses; (iii) depreciation; and (iv) amortization. For clarity purpose, it is understood and agreed that the calculation of the net income shall include the deduction of the portion of the Global Shared Services expenses allocated monthly to the Operating Corporations in accordance with IPA's internal policy on that matter, accrued or paid by the Operating Corporations;

1.1.58 "EBITDA Adjusted" shall mean EBITDA minus any revenue derived from the sales from the Operating Corporations to an Affiliate of IPA ("Inter Corporation Revenue"). For clarity purpose, it is understood and agreed that:

(a) the above adjustment for Inter Corporation Revenue shall apply regardless whether or not the relevant sales transaction facilitated or contributed to the relevant Affiliate of IPA realizing revenue from sales to a third party (and the EBITDA of the Operating Corporations shall thus not be adjusted for that reason);

(b) in case of a joint development project between the Operating Corporations and an Affiliate of IPA specifically for a third party, the part of the revenue specifically allocated to the Operating Corporations (as determined case by case on an arms' length basis between the corporations involved) shall be part of the EBITDA, whether the revenue is invoiced by the Affiliate of IPA or by the Operating Corporations to the third party, and, for the avoidance of doubt, not be considered as Inter Corporation Revenue for the purposes of the calculation of the EBITDA Adjusted;

1.1.59 "Employees" shall mean all of the employees of the Operating Corporations and, for greater certainty, includes without limitation (i) employees employed on an hourly or salaried basis, (ii) unionized and non-unionized employees, (iii) full-time, part-time, fixed-term or indeterminate term or temporary employees, and (iv) employees receiving short-term or long-term disability benefits or payments or worker's compensation, (v) employees on secondment, and (vi) any other employees who are not actively at work but whose employment contracts have not been terminated;

1.1.60 "Employee Costs" shall mean all costs, expenses, premiums, commissions, contributions, remittances, deductions or claims payable to, on behalf of, or in respect of any Employee by any Operating Corporation under the terms of the Employment Contracts or by operation of Law, including, without limitation, all applicable payroll costs such as salaries, wages, bonus, overtime pay, incentive compensation, commissions, vacation and holiday pay, pay equity adjustments, sick pay or leave, other employment benefits or compensation elements of any kind, contributions, remittances or deductions made pursuant to any applicable Laws, workplace safety and insurance or workers compensation premiums or assessments, income tax withholdings, costs of any perquisites provided to Employees, any fines and penalties related to any of the foregoing and the costs of any and all Employee's claims against any Operating Corporation of any kind, and the cost of defending against such claims;

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1.1.61 "Employee Plan" shall mean every retirement, pension, supplemental pension, savings, bonus, deferred bonus, salary continuation, unemployment benefits, supplemental unemployment benefits, vacation, profit or deferred profit sharing, executive compensation, change of control, incentive compensation, deferred compensation, stock purchase, stock compensation or award, stock appreciation, phantom stock, stock option, any similar award plan, pay equity, severance and/or termination payment, perquisite, fringe benefit, tuition, training, employee assistance, post-retirement, medical, hospital, dental, vision care, prescription drug, sick leave, disability, life or other insurance (whether insured or self-insured) plan, program or arrangement, and all similar plans, arrangements, programs, policies and practices (whether written or unwritten, funded or unfunded, insured or self-insured, registered or unregistered) that are sponsored, maintained or otherwise contributed to, or required to be sponsored, maintained or contributed to, by or on behalf of any Operating Corporation, or for which a liability exists (actual or contingent) on the part of the Operating Corporations for the benefit of any of the Employees, former Employees or their respective dependants or beneficiaries, the whole excluding Statutory Plans;

1.1.62 "Employment Contracts" shall mean written Contracts, other than Employee Plans, relating to an individual Employee, including any letter of offer, which imposes any obligation on the Operating Corporations;

1.1.63 "Employment Laws" shall mean all Laws relating in whole or in part to the employment of the Employees, including, without limitation, the Belgian Employment Contracts Act of 3 July 1978, the Belgian Civil Code, the Belgian Labour Act of 16 March 1971, the Belgian Well Being at Work Act of 4 August 1996, the Belgian Code on Well Being at Work of 28 April 2017, the Belgian Industrial Accidents Act of 10 April 1971, the Belgian Act of 3 June 1970 with regard to Occupational Diseases, the Belgian Wage Protection Act of 12 April 1965, the Belgian National Collective Bargaining Agreement n° 25 on equal pay between men and women, the Belgian Coordinated Act of 18 July 1966 on the use of language in administrative matters, the regional Decrees of 19 July 1973 and 30 June 1982 on the use of language in social relations between employers and employees, The Belgian Coordinated laws of 28 June 1971 on annual holidays and the Royal Decree of 30 March 1967 executing them, the Belgian Act of 4 January 1974 on public holidays and the Royal Decree of 18 April 1974 executing it, the Belgian Labour Relations Act of 27 December 2006, the Belgian Act of 27 June 1969 on social security and the Royal Decree of 28 November 1969 executing this Act, the EU Working Time Directive (2003/88/EC), the EU Posted Workers Directive ((96/71/EC) and its Belgian implementation the Act of 5 March 2002 with regard to the labour, salary and employment conditions in the case of posting, the GDPR and the Belgian Data Protection Act of 30 July 2018, the Belgian Anti-Discrimination Acts of 2007, any national Collective Bargaining Agreements amongst which the national Collective Bargaining Agreement n° 109, any applicable sectoral Collective Bargaining Agreements, or similar national, provincial, state or local Law and any rules or regulations implementing them;

1.1.64 "Encumbrances" shall mean (i) all hypothecs, mortgages, pledges, privileges, Encumbrances, security interests, transfers of property in stock, charges, deposits, servitudes, easements, reserves, conditional sale contracts, ownership or title retention agreements, leases, occupation rights, encroachments, homologated lines, restrictive covenants, title defects and other encumbrances or rights of others of any nature whatsoever or however arising, (ii) all arrangements or conditions that in substance secures payment or performance of an obligation, and (iii) all actions, claims or demands of any nature whatsoever or howsoever arising; and "Encumbrance" shall mean any one of them;

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1.1.65 "Equity Consideration" shall have the meaning ascribed thereto in Section 2.4.1;

1.1.66 "Equity Escrow Agent" shall mean Computershare Investor Services Inc.;

1.1.67 "Escrow Agreement" shall have the meaning ascribed thereto in Section 2.4.4 substantially in the form attached hereto as Exhibit 1.1.67;

1.1.68 "Fairly Disclosed" shall have the meaning ascribed thereto in Section 14.4.1;

1.1.69 "Fundamental Representations" shall have the meaning ascribed thereto in Section 13.1.1.2;

1.1.70 "GDPR" means the General Data Protection Regulation (EU) 2016/679 and/or any corresponding or equivalent national laws or regulations;

1.1.71 "Global Shared Services" shall mean the back-office services provided by IPA to its Affiliates, including administrative, legal, accounting, treasury, sales, marketing, insurance administration and claims processing, risk management, health, safety and environmental, information technology, human resources, credit, payroll, internal audit, and tax services;

1.1.72 "Governmental Authority" shall mean (i) any domestic or foreign national, federal, provincial, state, regional, municipal or other government or body, (ii) any multinational, multilateral or international body, (iii) any subdivision, ministry, department, secretariat, bureau, agency, commission, board, instrumentality or authority of any of the foregoing governments or bodies, (iv) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing governments or bodies, or (v) any domestic, foreign, international, multilateral or multinational judicial, quasi-judicial, arbitration or administrative court, tribunal, grand jury, commission, board or panel, and (iv) any stock exchange or securities regulatory authority;

1.1.73 "Idea Family" or, abbreviated, "IDF" shall have the meaning ascribed thereto in the Preamble;

1.1.74 "Idea Family Car Lease" shall mean the lease between Idea Family and KBC Autolease dated July 28, 2021, a copy of which is annexed hereto as Schedule 1.1.74;

1.1.75 "Idea Family Financial Statements" has the meaning set forth in Section 6.8, a copy of which is annexed hereto as Schedule 6.8;

1.1.76 "Idea Family Maintenance Fee" shall have the meaning ascribed thereto in Section 9.3;

1.1.77 "Idea Partnership 1" shall have the meaning ascribed thereto in the Preamble;

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1.1.78 "Idea Partnership 2" shall have the meaning ascribed thereto in the Preamble;

1.1.79 "Idea Partnerships Representative" shall have the meaning ascribed thereto in Section 15.1.1;

1.1.80 "IDF Shares" shall have the meaning ascribed thereto in Section 6.5.1;

1.1.81 "IDF Vendors" shall have the meaning ascribed thereto in Section 6;

1.1.82 "IFRS" shall mean the International Financial Reporting Standards as issued by the International Accounting Standards Board and which have been prescribed as being Canadian generally accepted accounting principles for publicly accountable enterprises, in effect as at the date on which such reference is being applied or is required to be applied;

1.1.83 "Indebtedness" shall mean all financial indebtedness of the Purchased Corporations, as listed under accounting codes 17, 43 and 48 in the financial statements contained in Schedule 1.1.139 (as defined by and determined in accordance with Belgian GAAP as applied in the 2021 Financial Statements.

1.1.84 "Indemnified Party" shall have the meaning ascribed thereto in Section 14.1;

1.1.85 "Indemnifying Party" shall have the meaning ascribed thereto in Section 14.1;

1.1.86 "Indemnity Holdback" shall have the meaning ascribed thereto in Section 2.3.1.3;

1.1.87 "Independent Firm" shall have the meaning ascribed thereto in Section 3.1.4;

1.1.88 "InterSystems" shall have the meaning ascribed thereto in Section 5.17.12;

1.1.89 "IPA" shall have the meaning ascribed thereto in the Preamble;

1.1.90 "IPA Shares" shall have the meaning ascribed thereto in Section 2.4.1;

1.1.91 "Intellectual Property" shall mean any or all intellectual property rights in any jurisdiction throughout the world, whether registered or not, including, without limitation, those rights arising out of or related to: (i) all domestic and foreign patents and applications therefore and all re-examinations, reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof, (ii) all trade-marks, trade names, service marks, service names, certification marks, brands, logos, trade dresses, prototypes, proprietary devices and machines, domain names (including, without limitation, sub-domain names, all social media identifiers), together with the goodwill associated with all of the foregoing, (iii) all copyrights and works protected by copyright including, without limitation, computer software, documentation, designs, schematics, specifications or records, (iv) all inventions (whether or not patentable), and (v) all proprietary and confidential business and technical information including, without limitation, technical data, trade secrets, ideas, formulae, algorithms, methods, techniques, processes, procedures, drawings, research and development and technology know-how, test results, formulations, technical papers, published works, databases, CAD files, data compilations and collections and technical data; including, in the case of each of clauses (i) through (vi), inclusively, whether such rights are registered or not and, in the case of each of clauses (i) through (vi), exclusively, any and all registrations, applications, recordings, common law rights and Contracts, all rights of privacy or moral rights, however denominated, throughout the world and in all media now known, and all rights to sue at law or in equity for any past, present or future infringement or other impairment of any and all of the foregoing, including the right to receive all proceeds and damages therefrom, where applicable at Law;

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1.1.92 "Inter Corporation Revenue" shall have the meaning ascribed thereto in Section 1.1.58;

1.1.93 "Investment Consideration" shall have the meaning ascribed thereto in Section 9.1;

1.1.94 "Investment Consideration Balance" shall have the meaning ascribed thereto in Section 9.1.2;

1.1.95 "Issuance Cap" shall have the meaning ascribed thereto in Section 2.4.2;

1.1.96 "Issuance Cap Amount" shall have the meaning ascribed in Section 2.4.3;

1.1.97 "KBC" shall have the meaning ascribed thereto in Section 2.3.1.1;

1.1.98 "K&E" shall have the meaning ascribed thereto in the Preamble;

1.1.99 "Knowledge" shall have the meaning ascribed thereto in Section 1.17;

1.1.100 "Laws" shall mean:

1.1.100.1 all constitutions, treaties, laws, statutes, codes (including, without limitation, construction codes), ordinances, orders, decrees, rules, regulations, and municipal by-laws, whether domestic, foreign or international;

1.1.100.2 all judgments, orders, writs, injunctions, decisions, rulings, decrees, and awards of any Governmental Authority;

1.1.100.3 all policies, instruments, voluntary restraints, practices and guidelines of any Governmental Authority; and

1.1.100.4 all provisions of the foregoing,

in each case which are legally binding on or affecting the Party or Person referred to in the context in which such word is used, as amended from time to time; and "Law" shall mean any one of them; for greater certainty, the words "Laws" and "Law" shall include Employment Laws and Occupational Health and Safety Laws;

1.1.101 "Leased Real Property" shall have the meaning ascribed thereto in Section 5.13;

1.1.102 "Liabilities" shall mean, without duplication, any debts, liabilities, obligations, Encumbrances, commitments, demands and expenses of any nature or kind, whether known or unknown, accrued or unaccrued, absolute, contingent or otherwise and whether due or to become due, of any Person;

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1.1.103 "Licensed IP" has the meaning ascribed thereto in Section 5.17;

1.1.104 "Losses" shall have the meaning ascribed thereto in Section 14.3;

1.1.105 "Management Agreements" shall mean the management agreement of Ingrid Brands, Dirk Van Hyfte, Arnout Van Hyfte and Carlo Wouters to be entered into on the Closing Date, substantially in the form attached hereto as Exhibit 1.1.105;

1.1.106 "Material Adverse Change" shall mean any result, occurrence, fact, change, event or effect (including, for the avoidance of doubt, any changes of Laws) that, individually or in the aggregate, has, or could reasonably be expected to have, a materially adverse effect on the Business, the Intellectual Property of the Operating Corporations or any of the Operating Corporations' ability to operate the Business immediately after Closing substantially in the manner operated before Closing;

1.1.107 "Material Contracts" shall have the meaning ascribed thereto in Section 5.32;

1.1.108 "Material Customers" shall have the meaning ascribed thereto in Section 5.35;

1.1.109 "Material Suppliers" shall have the meaning ascribed thereto in Section 5.38;

1.1.110 "Non-EEA Company" shall have the meaning ascribed thereto in Section 17.5.1;

1.1.111 "Negative Adjustment Amount" shall have the meaning ascribed thereto in Section 3.2.5;

1.1.112 "New Employment Agreements" shall mean the draft new employment agreements for the Employees of Biostrand;

1.1.113  "Objection Notice" shall have the meaning ascribed thereto in Section 3.1.3;

1.1.114 "Occupational Health and Safety Law" shall mean any Law designed to provide safe and healthful working conditions and to reduce occupational safety and health hazards. For greater certainty, the term "Occupational Safety and Health Law" as used in this Agreement shall mean Occupational Safety and Health Law (i) adopted on or prior to the Closing Date, and (ii) in effect at the Closing Date. The term "Occupational Safety and Health Law" does not include any Law adopted after the Closing Date with or without retroactive effect to, or prior to, the Closing Date;

1.1.115 "Operating Corporations Financial Statements" has the meaning set forth in Section 5.10;

1.1.116 "Operating Corporations" shall have the meaning ascribed thereto in the preamble, and includes any predecessors thereof or any successors thereof;

1.1.117 "Order" shall mean any judgment, decision, consent decree, injunction, ruling or order of any Governmental Authority that is binding on any Person or its property under applicable Law;

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1.1.118 "Ordinary Course of Business" shall mean an action taken by a Person if:

1.1.118.1 such action is consistent with the past practices of such Person and is taken in the ordinary course of the day-to-day operations of such Person;

1.1.118.2 such action is not required to be specifically authorized by the board of directors of such Person and is not required to be specifically authorized by the parent company (if any) of such Person; and

1.1.118.3 such action is similar in nature and magnitude to actions customarily taken, without any specific authorisation by the board of directors, in the ordinary course of the day-to-day operations of other Persons that are in the same line of business as such Person;

1.1.119 "Owned IP" has the meaning set forth in Section 5.17;

1.1.120 "Parties" shall mean all of the parties hereto collectively; and "Party" shall mean any one of them;

1.1.121 "Permits" shall mean all licenses, permits, franchises, approvals, authorisations, certificates of authorisation, registrations, consents or orders of, or filings with, any Governmental Authority necessary for the conduct of the Business;

1.1.122 "Permitted Matters" shall have the meaning ascribed thereto in Section 15.1.1;

1.1.123 "Person" shall mean any individual, corporation, cooperative, partnership, trust, unincorporated association, entity with juridical personality or Governmental Authority, and pronouns which refer to a Person have a similarly extended meaning;

1.1.124 "Personal Data" shall mean any information relating to an identified or identifiable natural person ('data subject'); an identifiable natural person is one who can be identified, directly or indirectly, in particular by reference to an identifier such as a name, an identification number, location data, an online identifier or to one or more factors specific to the physical, physiological, genetic, mental, economic, cultural or social identity of that natural person;

1.1.125 "Platform" means Software commercialized by the Operating Corporations;

1.1.126 "Proceeding" shall mean any action, suit, claim, notice, request, complaints, application, cause of action, appeals, trial, demand, investigation, audits, hearings, inquiries, assessments, reassessments, arbitration, charges, judgments or grievances;

1.1.127 "Positive Adjustment Amount" shall have the meaning ascribed thereto in Section 3.2.6;

1.1.128 "Purchased Shares" shall have the meaning ascribed thereto in Section 2.1;

1.1.129 "Purchase Price" shall have the meaning ascribed thereto in Section 2.2;

1.1.130 "Purchased Corporations" shall mean, collectively, Idea Family and the Operating Corporations and a "Purchased Corporation" shall mean any one of Idea Family or the Operating Corporations, as applicable;

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1.1.131 "Purchaser" shall have the meaning ascribed thereto in the Preamble;

1.1.132 "Real Property Leases" shall mean all leases, subleases, licenses, occupancy agreements and other agreements or arrangements in the nature of a lease or right of occupancy of real property pursuant to which any Purchased Corporation leases, subleases, licenses or occupies any real property (including all amendments thereto), a list of which is set forth in Schedule 1.1.132;

1.1.133 "Registered Intellectual Property" shall mean all of the following wherever registered: (i) patents and patent applications (including provisional applications), (ii) registered trademarks, applications to register trademarks, intent-to-use applications, or other registrations or applications related to trademarks, (iii) registered Internet domain names and (iv) registered copyrights and applications for copyright registration;

1.1.134 "Representative" shall mean, when used in respect of a Person (i.e. natural person or legal entity), such Person's directors, officers, employees, agents, consultants, legal counsel, attorneys or accountants or other representatives or advisors;

1.1.135 "Software" shall mean all (i) software, computer programs, applications, systems, codes, data and databases, including, without limitation, systems monitoring software, algorithms, methodologies, program interfaces, source codes, object codes and executable codes, (ii) Internet and intranet websites, databases and compilations, including data and collections of data, (iii) development and design tools, utilities, and libraries, (iv) technology supporting websites, digital contents, user interfaces, and the contents and audiovisual displays of websites, and (v) media, documentation and other works of authorship, including, without limitation, forms, user manuals, support, maintenance and training materials, relating to or embodying any of the foregoing or on which any of the foregoing is recorded;

1.1.136 "Source Code" shall mean the version of a Software in human-readable and non-executable form which, when compiled, will produce the machine-readable and executable version of such Software, as well as database specifications or designs, or any material proprietary information or algorithm contained in or relating to any software source code or database specifications or designs;

1.1.137 "Statutory Plans" shall mean statutory benefit plans which any of the Purchased Corporations is required to participate in or comply with and plans administered pursuant to Laws relating to health tax, workplace safety insurance, workers' compensation, employment insurance and voluntary retirement savings plans;

1.1.138 "Subsidies" shall mean any sum of money granted by a Governmental Authority or a public body to any of the Purchased Corporations;

1.1.139 "Target Working Capital" means a Working Capital equal to an amount of minus ONE HUNDRED SEVENTY-TWO THOUSAND THREE HUNDRED SIXTY-EIGHT EUROS (€ - 172,368), a copy of the details of the calculation of the Target Working Capital with the financial statements of the Purchased Corporations for the period ending February 28, 2022 is annexed hereto as Schedule 1.1.139;

1.1.140 "Tax" or "Taxation" means (i) any direct or indirect taxes, social security charges, parafiscal taxes and charges, levies, imposts and any other duties imposed by any municipal, regional, national, international or other Governmental Authority, which each of the Purchased Corporations is required to pay, withhold or collect, including but not limited to any income taxes, capital gains taxes, real property taxes, stamp duties, V.A.T., excise taxes, customs duties, employee withholding taxes, payroll tax, social security and pension contributions, environmental taxes and other governmental charges or duties, and any interest, increases, penalties or other additions in relation thereto, and (ii) any liability for the payment of any amounts of the type described in section (i) of this definition as a result of becoming, being, or ceasing to be, a member of an affiliated, consolidated, combined or unitary group, such as a VAT unity, for any period, as a result of any tax sharing, tax allocation or tax indemnification agreement, arrangement or understanding, or as a result of being liable for another person's taxes as a transferee or successor, by contract or otherwise;

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1.1.141 "Taxing Authority" shall mean any local, municipal, governmental, state, provincial, territorial, federal or other fiscal, customs or excise authority, body or officials anywhere in the world with responsibility for, and competent to impose, collect or administer, any form of Tax;

1.1.142 "Tax Payable" shall mean any Tax owing or which might become owing by the Purchased Corporations as of the Closing Date (including any Tax owing or which might become owing by the Purchased Corporation for any Tax Period ending on or prior to the Closing Date;

1.1.143 "Tax Period" shall mean any taxable period (including any taxable period ending on the Closing Date) with respect to which any Tax may be imposed, calculated or reported under Laws;

1.1.144 "Tax Receivable" shall mean any and all Tax refunds, Tax receivables, Tax credits or similar Tax benefits (including any interest paid or credited with respect thereto) to which the Purchased Corporations are or might become entitled in connection with any period ending on or prior to the Closing Date or any Tax paid by the Purchased Corporations prior to the Closing Date;

1.1.145 "Tax Return" shall mean any and all returns, reports, elections, estimates, declarations, information reports or returns or statements, schedules, claims for refunds, claims for any Tax credit, disclosures and other forms and documents (including, without limitation, all exhibits, statements and other attachments thereto and amendments thereof) relating to, and required to be filed or maintained in connection with, the calculations, determinations, assessment or collection of, any Taxes;

1.1.146 "Tax Saving" means the amount by which any Tax for which the Purchaser or any Purchased Corporation would otherwise have been accountable or liable to be assessed (in the current or future financial years) is actually and definitively reduced or extinguished, as a result of the matter or circumstance giving rise to the relevant Direct Claim, such amount to be calculated on a nominal basis taking into account the rates of Tax prevailing at the time of the Direct Claim, but only if and at the time such reduction or extinguishment becomes cash-effective;

1.1.147 "Tax Sharing Agreements" shall have the meaning ascribed thereto in Section 5.24.1;

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1.1.148 "Term Sheet" shall have the meaning ascribed thereto in the Preamble;

1.1.149 "Third Party Claim" shall have the meaning ascribed thereto in Section 14.10;

1.1.150 "Third Party Sum" shall have the meaning ascribed thereto in Section 14.6.8.2;

1.1.151 "Threatened" shall mean a claim, proceeding, dispute, action, or other matter in respect of which a demand or statement has been made (orally or in writing) or a notice has been given (orally or in writing);

1.1.152 "Transaction Expenses" shall mean all fees, costs, expenses (including Taxes imposed on those expenses) a party incurs in the authorization, negotiation, preparation, execution and performance of this Agreement and the related transactions, including all fees and expenses of its legal counsel, bankers, investment bankers, brokers, accountants or other representatives or consultants. For clarity purpose, for the Vendors, Transaction Expenses shall also include any fees, costs, expenses for the preparation of the Closing Financial Statements and any fees and bonus payable by the Vendors or the Purchased Corporations to Scale2Growth or to any of its partners (including Solange Bullukian and Marc Dentand).

1.1.153 "TSXV" means the TSX Venture Exchange;

1.1.154 "United States" shall mean the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

1.1.155 "U.S. Person" shall mean a "U.S. person" as such term is defined in Rule 902(k) of Regulation S under the U.S. Securities Act;

1.1.156 "U.S. Securities Act" United States Securities Act of 1933, as amended;

1.1.157 "Vendors" shall have the meaning ascribed thereto in the preamble;

1.1.158 "VLAIO Contribution" shall have the meaning ascribed thereto in Section 9.1.1;

1.1.159 "VLAIO Loan" shall have the meaning ascribed thereto in Section 9.1.1;

1.1.160 "VLAIO Subsidy" shall mean

[Content relates to confidential matters of the parties.]

1.1.161 "VWAP" shall mean the thirty (30) trading day volume weighted average trading price of the IPA Shares and shall be determined by dividing the total value by the total volume of IPA Shares traded on the TSXV during the thirty (30) trading day period ending immediately prior to the Closing Date;

1.1.162 "Working Capital" means the Current Assets minus the Current Liabilities;

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1.1.163 "Website" shall refer to the domain names: http://www.bioclue.eu/index.html and https://www.biostrand.be/en/ operated by the Operating Corporations as part of the Business.

1.2 Gender

Any reference in this Agreement to any gender shall include all genders and words used herein importing the singular number only shall include the plural and vice versa.

1.3 Headings

The division of this Agreement into Articles, Sections, Subsections, Data Room, Schedules, Exhibits and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect or be utilised in the construction or interpretation hereof. Unless otherwise expressly provided in this Agreement, the word "including" does not limit the preceding words or terms.

1.4 Currency

Except as expressly provided in this Agreement, all amounts in this Agreement are stated and shall be paid in Euros.

1.5 Severability

Any Article, Section, Subsection, Schedule, Exhibits or other subdivision of this Agreement or any other provision of this Agreement which is, or becomes, illegal, invalid or unenforceable shall be severed herefrom and shall be ineffective to the extent of such illegality, invalidity or unenforceability and shall not affect or impair the remaining provisions hereof, which provisions shall (a) be severed from any illegal, invalid or unenforceable Article, Section, Subsection, Schedule, Exhibit or other subdivision of this Agreement or any other provision of this Agreement, and (b) otherwise remain in full force and effect.

1.6 Entire Agreement

This Agreement together with any document to be delivered pursuant hereto constitute the entire agreement between the Parties pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations, and discussions, whether oral or written, of the Parties including, without limitation, the Term Sheet.

1.7 Amendment

No amendment shall be binding unless expressly provided in a written instrument duly executed by the Parties.

1.8 Waiver

No waiver, whether by conduct or otherwise, of any of the provisions of this Agreement shall constitute a waiver of any of the provisions of this Agreement, unless such waiver is expressly provided in an instrument duly executed by the Party purporting to give such waiver, nor shall such waiver constitute a continuing waiver unless otherwise expressly indicated in such instrument.

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1.9 Governing Law

This Agreement shall be governed by and interpreted and construed in accordance with the Laws of Belgium (excluding any conflict of laws rule or principle, foreign or domestic, which might refer such interpretation to the Laws of another jurisdiction).

1.10 Language

The original version of this Agreement has been drafted in English. Should this Agreement be translated into Dutch, French, or any other language, the English version shall prevail among the Parties to the fullest extent permitted by the applicable law, provided, however, that whenever Dutch and/or French translations of certain words or expressions are contained in the original English version of this Agreement, such translations shall be conclusive in determining the Belgian legal concept(s) to which the Parties intended to refer.

The Parties have required that this Agreement and all contracts, documents or notices relating thereto be in the English language.

1.11 Accounting Principles

Accounting terms not otherwise defined herein shall have the meanings ascribed thereto under Belgian GAAP if they are used with respect to a period in time that is prior to the Closing or the meaning ascribed thereto under IFRS or any other accounting principles that needs to be applied at that time that would be adopted by IPA at its own discretion ("Accounting Principles"), if they are used with respect to a period in time that is after the Closing.

1.12 Calculating Time Periods

Time periods within which or following which any act is to be done or step taken pursuant to this Agreement shall be calculated by excluding the day on which the period commences and including the day on which the period ends. Where the last day of any such time period is not a Business Day, such time period shall be extended to the next Business Day following the day on which it would otherwise end. Whenever any action to be taken or payment to be made pursuant to this Agreement would otherwise be required to be taken or made on a day that is not a Business Day, such action shall be taken or such payment shall be made on the first Business Day following such day.

1.13 Obligations of the Vendors

Where any obligation, representation, warranty or undertaking in this Agreement is expressed to be made, undertaken or given by two or more of the Vendors they shall be severally and not jointly (deelbaar en niet hoofdelijk), whereby the Vendors' liability shall be calculated in proportion with their Allocation Percentage, without prejudice to the joint and several liability amongst Idea Partnership 1 and Idea Partnership 2 in accordance with the next paragraph of this Section 1.13.

As an exception to the foregoing, the obligations, representations, warranties or undertakings made, undertaken or given by Idea Partnership 1 and Idea Partnership 2 (except those in respect to the representations and warranties set forth in Section 4), shall be joint and several (hoofdelijk en ondeelbaar) amongst Idea Partnership 1 and Idea Partnership 2.

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1.14 Schedules and Exhibits

1.14.1 The following are the Schedules annexed to and incorporated in this Agreement by reference and deemed to be an integral part hereof:

Schedule 1.1.1	2021 Financial Statements;
Schedule 1.1.20	Biostrand Car Leases;
Schedule 1.1.74	Idea Family Car Lease;
Schedule 1.1.132	Real Property Leases
Schedule 1.1.139	Target Working Capital and Financial Statements
Schedule 2.1	Purchased Shares;
Schedule 4.5	No Conflict;
Schedule 5.3	Shares of the Operating Corporations;
Schedule 5.6	Shareholders' Agreements;
Schedule 5.10	Operating Corporation Financial Statements;
Schedule 5.21	Bank Accounts and Powers of Attorney;
Schedule 5.25.6	Employees;
Schedule 5.25.9	Independent Contractors, Agents and Consultants;
Schedule 5.32	Material Contracts;
Schedule 5.35	Material Customers;
Schedule 5.36	Contracts with Non-Arm's Length Persons;
Schedule 5.38	Material Suppliers;
Schedule 6.8	Idea Family Financial Statements;
Schedule 8.1.2.3.	Insurance Policies;
Schedule 8.8	Required Approvals;

1.14.2 The disclosures in the Schedules, and those in any supplement thereto, shall relate to and qualify the entire Agreement.

1.14.3 The following are the Exhibits to this Agreement:

Exhibit 1.1.12	Assignment Agreements;
Exhibit 1.1.35	Form of Confidentiality and Non-Competition Agreement;
Exhibit 1.1.44	Data Room Index;
Exhibit 1.1.67	Form of Escrow Agreement;
Exhibit 1.1.105	Form of Management Agreement;
Exhibit 12.2.1	Form of Officer's Certificate of the Vendors
Exhibit 12.2.6	Form of Receipt, Release and Waiver Letter;
Exhibit 12.3.3	Form of Officer's Certificate of the Purchaser;

1.15 Inconsistency

This Agreement shall override the Schedules annexed hereto to the extent of any inconsistency.

1.16 Preamble

The preamble hereto is incorporated herein by reference and deemed to be an integral part of this Agreement.

1.17 Meaning of "Knowledge"

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For the purposes of this Agreement and unless explicitly limited to "actual knowledge", a Person will be deemed to have "Knowledge" of a particular fact or other matter if:

1.17.1 such individual is actually aware of such fact or matter; or

1.17.2 a prudent individual could be expected to discover or otherwise become aware of such fact or matter after reasonable investigation concerning the existence of such fact or matter.

A Person (other than an individual) will be deemed to have Knowledge of a particular fact or matter if any individual who is serving, or who has at any relevant time served, as a director, officer, executor or trustee of such Person (or in any similar capacity) and, in the case of the Vendors of the Purchased Corporations, has, or at any time had, knowledge of such fact or matter.

The Vendors expressly acknowledge and agree that whenever any of the representations and warranties of the Vendors is made "to the Knowledge of the Vendors", Knowledge of any of the Vendors shall irrefutably be deemed to constitute Knowledge of the Vendors.

1.18 Statutes

References in this Agreement to statutes shall include any statute amending, modifying, re-enacting, restating, extending or made pursuant to the same or which is amended, modified, re-enacted, restated, or extended by the same, in each case to the extent it is in force at the time in question, unless this Agreement expressly provides otherwise.

1.19 IDF Vendors

For the avoidance of doubt, the Parties who are partners of the IDF Vendors expressly accept and acknowledge that any claim for indemnification pursuant to Section 14.1 shall constitute a claim resulting from the activity of the partnership within the meaning of article 4:14 of the Belgian Associations and Companies Act.

2. PURCHASE AND SALE

2.1 Agreement of Purchase and Sale

Upon and subject to the terms and conditions hereof, on the Closing Date, the Vendors shall sell, assign and transfer to the Purchaser, and the Purchaser shall purchase from the Vendors, directly or indirectly, one hundred percent (100%) of all the issued and outstanding shares of the Purchased Corporations, free of any Encumbrances, it being understood that the shares of the Purchased Corporations which are purchased directly (i.e. 100% of the shares of Idea Family, 24.99% of the shares of Biostrand, 20% of the shares of Bioclue and 20% of the shares of Bioclue), as further detailed in Schedule 2.1, are hereinafter collectively referred to as the "Purchased Shares".

2.2 Purchase Price

Subject to any adjustments resulting from the application of Section 3, the purchase price for the purchase by the Purchaser of the Purchased Shares shall be equal to the sum of the Cash Consideration, the Equity Consideration and the Earn-Out Consideration (collectively, the "Purchase Price"). The Parties acknowledge that the Purchase Price is based on the Target Working Capital and the Purchased Corporations being free of Closing Cash and Closing Indebtedness.

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2.3 Cash Consideration

2.3.1 The Purchaser shall pay an aggregate amount of TWO MILLION EUROS (€2,000,000) plus, if any, the Issuance Cap Amount as per Section 2.4.3, of the Purchase Price in cash (the "Cash Consideration") as follows:

2.3.1.1 an aggregate amount of ONE MILLION EUROS (€1,000,000) of the Cash Consideration shall be paid:

a) on March 31, 2022, by payment by the Purchaser of an amount of

FIVE HUNDRED TWO THOUSAND EIGHTY-THREE EUROS AND THIRTY-THREE CENTS (€ 502,083.33) directly to KBC Bank NV ("KBC") in reimbursement of the amounts owed by Biostrand under the credit agreement C14-5328618-22 between BioStrand and KBC;

b) on March 31, 2022, by payment by the Purchaser of the aggregate amount of EIGHTY THOUSAND EUROS (€ 80,000), by wire transfer of immediately available funds to the specific bank account or accounts designated in writing by the Vendors, in accordance with the Allocation Percentage;

c) on the Closing Date, by payment by the Purchaser of the balance in the aggregate amount of FOUR HUNDRED SEVENTEEN THOUSAND NINE HUNDRED SIXTEEN EUROS AND SIXTY-SEVEN CENTS (€ 417,916.67), by wire transfer of immediately available funds to the specific bank account or accounts designated in writing by the Vendors, in accordance with the Allocation Percentage;

2.3.1.2 an aggregate amount of FIVE HUNDRED THOUSAND EUROS (€ 500,000) of the Cash Consideration shall be held back for a period of ninety (90) days after the date of delivery of the Closing Financial Statements and shall be dealt with in accordance with Section 3.2 (the "Adjustment Holdback Amount"); and

2.3.1.3 an aggregate amount of FIVE HUNDRED THOUSAND EUROS (€500,000) of the Cash Consideration shall be held back for a period of three (3) years after the Closing to guarantee the obligations of the Vendors under this Agreement (the "Indemnity Holdback"). Subject to the provisions of Article 14 and Section 17.10 of this Agreement, the Indemnity Holdback shall be released as follows:

One year anniversary of the Closing Date	EUR 100,000
Second year anniversary of the Closing Date	EUR 200,000
Third year anniversary of the Closing Date	EUR 200,000

2.3.1.4 on the Closing Date, the Issuance Cap Amount, if any, owed under Section 2.4.3, by wire transfer of immediately available funds to the specific bank account or accounts designated in writing by the Vendors, in accordance with the Allocation Percentage.

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2.3.2 Should the Agreement be terminated pursuant to Section 11 of this Agreement, each Vendor shall refund the amount paid by the Purchaser under Section 2.3.1.1 in full, without delay, to the Purchaser, with no conditions, restrictions or stipulations whatsoever.

2.4 Equity Consideration

2.4.1 As part of the Purchase Price, the Purchaser shall cause IPA to issue to each of the Vendors, on the Closing Date, as per the Allocation Percentage, that aggregate number of IPA Shares that is equal to EIGHTEEN MILLION EUROS (€18,000,000) (the "Equity Consideration"). The number of IPA Shares to be issued shall be determined by dividing EIGHTEEN MILLION EUROS (€18,000,000) by the VWAP of IPA Shares, provided however that IPA shall not be required to issue any fractional shares and that the number of IPA Shares to be issued to each Vendor at Closing will be rounded down to the nearest whole share. Notwithstanding the foregoing, if the VWAP is less than the Discounted Market Price, the IPA Shares will be issued at a deemed price equal to the Discounted Market Price.

2.4.2 The Equity Consideration shall in no event exceed 19,99% of the issued and outstanding common shares of IPA immediately prior to Closing (the "Issuance Cap"). For greater certainty, IPA shall not issue, the Vendors shall not be entitled to receive, and the Vendors shall not, and shall cause their Affiliates to not, directly or indirectly acquire, offer to acquire, solicit an offer to sell, own, or purchase, any IPA Shares which, when aggregated with all other IPA Shares then beneficially owned by the Vendors and their Affiliates, would result in the beneficial ownership by the Vendors at Closing of IPA Shares in excess of the Issuance Cap.

2.4.3 In the event the Issuance Cap is reached, the Purchaser shall make a cash payment to the Vendors on the Closing Date equal to the value of the IPA Shares that were not issued as a result of the Issuance Cap based on the VWAP of the IPA Shares (the "Issuance Cap Amount".

2.4.4 The Equity Consideration shall be subject to the terms and conditions of an escrow agreement to be entered into by the Vendors, IPA and the Equity Escrow Agent on the Closing Date (the "Escrow Agreement"). Other than pursuant to the Equity Escrow Agreement, the IPA Shares to be issued as part of the Equity Consideration shall be freely transferable and free from Encumbrances.

2.5 Earn-Out Consideration

2.5.1 During the Earn-Out Period, in each Earn-Out Year where the EBITDA Adjusted of any of the Operating Corporations is positive, the Purchaser shall pay as part of the Purchase Price an amount equal to twenty percent (20%) of the sum of the positive EBITDA Adjusted of each Operating Corporation with a positive EBITDA Adjusted (each an "Earn-Out Payment" and, in aggregate over the Earn-Out Period, the "Earn-Out Consideration"), it being understood that the aggregate Earn-Out Consideration for the entire Earn-Out Period shall not exceed TWELVE MILLION EUROS (€12,000,000).

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2.5.2 Notwithstanding the foregoing, but subject to Sections 2.5.3 and 2.5.4, the Vendors will only be entitled to the full Earn-Out Consideration if the following remedial actions have been taken ultimately before the end of the first Earn-Out Year:

[Content relates to confidential matters of the parties.]

2.5.3 If prior to the end of the first Earn-Out Year, the Management Agreement of either Dirk Van Hyfte or Ingrid Brands is terminated by Biostrand for any other reason than a "For Cause by Company" event (as defined in the Management Agreement), Section 2.5.2 will cease to apply.

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2.5.4 In light of the actions to be taken on the basis of Section 2.5.2, the Purchaser shall take all actions, furnish all documents                                                              [Content relates to confidential matters of the parties.]                       and provide all such support as may be required or reasonably requested to enable the Operating Corporations to complete such remedial actions prior to the end of the first Earn-Out Year. For greater clarity, any costs relating to the implementation of the remedial actions to be taken on the basis of Section 2.5.2 shall be borne exclusively by the respective Operating Corporations only. The Parties shall meet at regular intervals and at least on a monthly basis to discuss the status of implementation and confirm the completed and outstanding items. In the event all remedial actions have been taken, the Purchaser shall confirm so in writing to the Vendors within three (3) Business Days following completion of the last action or following the date on which it was notified hereof by the Vendors (as the case may be), such confirmation not to be unreasonably withheld, conditioned or delayed. In the event the majority of but not all of the remedial actions have been taken by the end of the first Earn-Out Year, the remediation period shall be extended once with 3 months or any other extension period(s) agreed upon between the Parties. Pending completion of such remaining actions, the Vendors' entitlement to any Earn-Out Consideration shall not lapse but shall be suspended until such date (it being understood that any Earn-Out Payment shall only be due and payable in accordance with this Section 2.5). In the event of any dispute, the Parties agree to resolve such dispute by adhering to the dispute resolution process provided for in Section 3.1.4 to Section 3.1.9, the applicable provisions of which are hereby incorporated by reference mutatis mutandis.

2.5.5 Within ninety (90) days after the approval of financial statements of the Operating Corporations for any Earn-Out Year by IPA audit committee after the annual audit is completed, the Purchaser shall deliver to the Vendors:

2.5.5.1 the financial statements of each Operating Corporation for the relevant Earn-Out Year, in accordance with the applicable Accounting Principles (each, an "Earn-Out Financial Statement"); and

2.5.5.2 the detailed calculation of the EBITDA and the EBITDA Adjusted of each Operating Corporation and the determination in accordance with Section 2.5.1 of the total resulting Earn-Out Payment payable with respect to the relevant Earn-Out Year (the "Earn-Out Calculation").

2.5.6 The Vendors and their Representatives shall be permitted access to the accountant, the personnel and all Books and Records and working papers relevant to the Earn-Out Financial Statements and the Earn-Out Calculation (in accordance with customary confidentiality undertakings and protocols regarding such access, which shall not unreasonably prejudice the Vendors' right of review hereunder).

2.5.7 The Vendors may object to any Earn-Out Calculation by Objection Notice within ninety (90) days following receipt thereof. If no Objection Notice is made within the period and in the manner specified in the preceding sentence, or if the Purchaser and the Vendors confirm in writing that they accept the Earn-Out Calculation prior to the end of such ninety (90) day period, then the Earn-Out Calculation shall be conclusive, final and binding with respect to the Parties who have accepted, without possibility of amendment or appeal and shall constitute the final Earn-Out Calculation with respect to the relevant Earn-Out Year. If an Objection Notice is delivered in the manner and within the ninety (90) period specified in this Section 2.5.7, the Parties agree to resolve such dispute by adhering to the dispute resolution process provided for in Section 3.1.4 to Section 3.1.9, the applicable provisions of which are hereby incorporated by reference mutatis mutandis.

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2.5.8 Within thirty (30) days of the Earn-Out Calculation for the relevant Earn-Out Year becoming final, the Purchaser shall pay the Earn-Out Payment for the relevant Earn-Out Year to the specific bank account or accounts designated in writing by the Vendors, in accordance with the Allocation Percentage.

2.5.9 None of the Vendors shall be eligible for any future Earn-Out Payment in the event that the Management Agreement of either Dirk Van Hyfte or Ingrid Brands is terminated:

2.5.9.1 by the management company for a reason other than of a "For Cause by Manager" event (as defined in the Management Agreement); or

2.5.9.2 by Biostrand for a reason of a "For Cause by Company" event (as defined in the Management Agreement), save and except in the event where, due to their ill health or accident, either Dirk Van Hyfte or Ingrid Brands would (i) on a permanent basis be no longer available to render the services or (ii) be unavailable to render the services for a period of more than sixty (60) consecutive days over a period of twelve (12) months ("Permanently Incapacited").

2.5.10 Nothwithstanding the foregoing, all of the Vendors shall be eligible for any future Earn-Out Payment as per their Allocation Percentage, in the event that the Management Agreement of either Dirk Van Hyfte or Ingrid Brands is terminated:

2.5.10.1 by the management company for a reason of a "For Cause by Manager" event (as defined in the Management Agreement); or

2.5.10.2 by Biostrand for a reason other than of a "For Cause by Company" event (as defined in the Management Agreement).

2.5.11 In the event that Dirk Van Hyfte dies or is Permanently Incapacited, then Idea Partnership 1 shall be entitled to receive its Earn-Out Payment for the relevant Earn-Out Year in accordance with its Allocation Percentage on a prorata basis of the number of months of its management company' services to the Operating Corporations for such Earn-Out Year. In such case, Idea Partnership 1 will not be eligible for a Earn-Out Payment for any subsequent Earn-Out Year but Idea Partnership 2 and K&E shall still be eligible to the Earn-Out Payment, subject to the provisions of this Section 2.5.

2.5.12 In the event that Ingrid Brands dies or is Permanently Incapacited, then Idea Partnership 2 shall be entitled to receive its Earn-Out Payment for the relevant Earn-Out Year in accordance with its Allocation Percentage on a prorata basis of the number of months of its management company' services to the Operating Corporations for such Earn-Out Year. In such case, Idea Partnership 2 will not be eligible for a Earn-Out Payment for any subsequent Earn-Out Year but Idea Partnership 1 and K&E shall still be eligible to the Earn-Out Payment, subject to the provisions of this Section 2.5.

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2.5.13 The Purchaser shall not take any actions or omit to take any actions (including but not limited to changes in revenue recognition other than required by Law) with the intent of reducing, avoiding or frustrating the Earn-Out Consideration.

2.5.14 Any Earn-Out Payment payable under this Section 2.5 shall be deemed an upward adjustment to the Purchase Price on a euro-for-euro basis.

3. CLOSING DATE PURCHASE PRICE ADJUSTMENTS

3.1 Closing Financial Statements

3.1.1 No later than ninety (90) days after the Closing Date, the Vendors shall deliver to the Purchaser the Closing Financial Statements, which shall include the calculation of the Closing Indebtedness, Closing Cash and Closing Working Capital.

3.1.2 The Vendors agree to keep the Purchaser informed of any material discrepancy that may arise during the preparation of the Closing Financial Statements. The Purchaser shall be permitted access to the accountant of the Vendors and related working papers of the Purchased Corporations' accountants in respect of the Closing Financial Statements in accordance with customary protocols regarding such access.

3.1.3 The Purchaser may object to the Closing Financial Statements by written notice transmitted to the Vendors in accordance with Section 17.6 within twenty (20) Business Days following receipt thereof (the "Objection Notice"). If no Objection Notice is made within the period and in the manner specified in the preceding sentence, or if the Purchaser and the Vendors confirm in writing that they accept the Closing Financial Statements prior to the end of such twenty (20) Business Day period, then the Closing Financial Statements shall be conclusive, final and binding on the Parties who accepted, without possibility of amendment or appeal and shall constitute the final Closing Financial Statements.

3.1.4 If an Objection Notice is delivered in the manner and within the twenty (20) Business Day period specified in the preceding paragraph, the Parties shall in good faith attempt to resolve any matters in dispute with respect to the Closing Financial Statements as promptly as practicable. If the Purchaser and the Vendors are unable to resolve all such items in dispute within ten (10) Business Days after the receipt of the Objection Notice giving rise to such dispute, then those items or calculations in dispute shall be submitted for resolution within five (5) Business Days following such ten (10) Business Day period to an independent firm of chartered accountants of national or international repute as the Parties in dispute may agree in writing or, failing agreement, as appointed by the court (the "Independent Firm").

3.1.5 The Independent Firm, acting as an independent third party decider (bindende derdenbeslisser) pursuant to article 1592 of the (old) Belgian Civil Code ((oud) Burgerlijk Wetboek) and not as arbitrator, will limit its review only to the specific items or calculations in dispute. The Parties shall use commercially reasonable efforts to cause the Independent Firm to submit its determination or opinion in a written statement delivered to the Parties in dispute as promptly as practicable, but in no event later than thirty (30) Business Days of the appointment of such Independent Firm, and such determination, together with those items accepted by the Parties in dispute in respect of the Closing Financial Statements or otherwise resolved between the Parties in dispute shall be conclusive, final and binding on all the Parties without possibility of amendment or appeal and shall constitute the final Closing Financial Statements.

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3.1.6 The Parties shall, as soon as reasonably possible, and in any event within ten (10) Business Days after referral of the matter to the Independent Firm, present written statements in relation with the matters in dispute, together with any relevant documents. The Parties shall further use commercially reasonable efforts to procure that the Independent Firm is given assistance and access to documents and other information as it may reasonably require in order to make its decision.

3.1.7 The Parties shall cooperate fully in the preparation of the Closing Financial Statements. While the Independent Firm is making its determination hereunder, the Parties shall not communicate with the Independent Firm on the subject matter of its review, except by joint conference call, joint meeting or letter with copy simultaneously delivered to the other Parties.

3.1.8 The fees and expenses related to the determination by the Independent Firm will be paid by the Parties on an inversely proportional basis, based on the relative portions of the specific items or calculations in dispute that have been submitted to the Independent Firm for resolution that ultimately are awarded in favor of the other Party (e.g., if €100,000 is in dispute and the Independent Firm awards €75,000 in favor of the Purchaser and €25,000 in favor of the Vendors, the Purchaser will be responsible for 25% and the Vendors for 75%, of the fees and expenses of the Independent Firm). Otherwise, the Parties will bear their own fees and expenses (including those of their respective advisors) in preparing, auditing or reviewing the Closing Financial Statements or otherwise incurred under this Section 3.1.

3.1.9 The accounting and audit procedures provided for by this Section 3.1 shall be the exclusive and conclusive methodology for determination of the matters covered thereby and shall be binding upon the Parties and shall not be contested by any of them other than as provided for in this Section 3.1.

3.2 Closing Adjustments

3.2.1 Should the Closing Indebtedness be higher than the Closing Cash, the Purchase Price shall be reduced with the amount of the net Closing Indebtedness (i.e. the Closing Indebtedness minus the Closing Cash).

3.2.2 Should the Closing Indebtedness be lower than the Closing Cash, the Purchase Price shall be increased with the amount of the positive difference (i.e. the Closing Cash minus the Closing Indebtedness).

3.2.3 Should the Target Working Capital be higher than the Closing Working Capital (i.e. Target Working Capital less negative than the Closing Working Capital), the Purchase Price shall be decreased with the amount of the positive difference (i.e. the absolute amount of the Closing Working Capital minus the absolute amount of the Target Working Capital).

3.2.4 Should the Closing Working Capital be higher than the Target Working Capital (i.e. Closing Working Capital less negative than the Target Working Capital or positive), provided that the Closing Working Capital is positive on the Closing Date, the Purchase Price shall be increased with the amount of the positive Working Capital.

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3.2.5 If, as a result of the adjustments set forth in Section 3.2.1 to and including 3.2.4 (as applicable), the Purchase Price is to be decreased with an amount (such amount a "Negative Adjustment Amount") that is lower than the Adjustment Holdback Amount, the Purchaser shall deduct the Negative Adjustment Amount from the Adjustment Holdback Amount and pay the balance to the Vendors, by wire transfer of immediately available funds to the bank account or accounts designated in writing by the Vendors, in accordance with the Allocation Percentage, within five (5) Business Days of the Closing Financial Statements becoming final.

3.2.6 If, as a result of the adjustments set forth in Section 3.2.1 to and including 3.2.4 (as applicable), the Purchase Price is to be decreased with a Negative Adjustment Amount that is higher than the Adjustment Holdback Amount, the Purchaser shall deduct the Negative Adjustment Amount from the Adjustment Holdback Amount and the Vendors shall pay the difference (i.e. the Negative Adjustment Amount minus the Adjustment Holdback Amount), in accordance with the Allocation Percentage, by wire transfer of immediately available funds to the bank account or accounts designated in writing by the Purchaser, within five (5) Business Days of the Closing Financial Statements becoming final.

3.2.7 If, as a result of the adjustments set forth in Section 3.2.1 to and including 3.2.4 (as applicable), the Purchase Price is to be increased with an amount (such amount a "Positive Adjustment Amount"), the Purchaser shall pay the Positive Adjustment Amount and the Adjustment Holdback Amount to the Vendors, by wire transfer of immediately available funds to the bank account or accounts designated in writing by the Vendors, in accordance with the Allocation Percentage, within five (5) Business Days of the Closing Financial Statements becoming final.

3.2.8 For any avoidance of doubt, the adjustments set forth in Section 3.2.1 to and including 3.2.4 (as applicable), shall exclude any intercompany Accounts Payable, Account Receivable, Indebtedness between the Purchased Corporations.

4. REPRESENTATIONS AND WARRANTIES OF THE VENDORS WITH RESPECT TO THEMSELVES

Each Vendor hereby represents and warrants to the Purchaser for itself only, and thus not jointly and severally with any other Vendors, that the following representations are true and accurate as at the Agreement Date and at the Closing Date (as if made on that date), except for representations and warranties that address matters only as to a specified date or dates, which representations and warranties shall be so true and correct on and as of such specified date or dates:

4.1 Due Authorization

Each of the Vendors has the necessary power, authority (corporate or otherwise) and capacity to enter into and deliver this Agreement and each Closing Document to which such Vendor is a party, and to perform its obligations hereunder and thereunder, without obtaining the consent or approval of any third party. The execution and delivery of this Agreement and each Closing Document to which any of the Vendors is a party, by such Vendor and the performance by such Vendor of its obligations hereunder and thereunder have been duly authorized by all necessary corporate action or other action on its part.

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4.2 Existence

Each of the Vendors:

4.2.1 is duly incorporated and organised, or otherwise constituted or formed, and validly existing and in good standing under the Laws of its jurisdiction of incorporation or formation;

4.2.2 has all necessary power and authority (corporate or otherwise) to own, lease and operate its properties and to conduct its business as, and in the places where, such properties are now owned, leased or operated or such business is now conducted and to perform all its obligations under this Agreement and each of the Closing Documents to which it is party;

4.2.3 is duly registered, licensed or qualified to carry on business in each jurisdiction in which the nature of the business now being carried on or the property owned or leased by it makes such registration, licensing or qualification necessary.

4.3 Enforceability

This Agreement constitutes, and each Closing Document to which a Vendor is a party will constitute, upon its execution, a legal, valid and binding obligation of such Vendor enforceable against it in accordance with its terms, subject, however, to limitations with respect to enforcement imposed by:

4.3.1 bankruptcy Laws, insolvency Laws and other Laws affecting creditors' rights generally;

4.3.2 judicial procedure and other Laws governing the availability of remedies; and

4.3.3 general principles of equity and civil law, including the availability of remedies, such as specific performance and injunction, which are remedies granted at the discretion of a court of competent jurisdiction from which they are sought.

4.4 No Insider

As of the Agreement Date and immediately prior to Closing, none of the Vendors owns directly, indirectly or exercises control or direction over any IPA Shares. None of the Vendors will own directly, indirectly or exercise control or direction over more than 9.99% of the issued and outstanding shares of IPA at Closing.

4.5 No Conflict

Subject to obtaining the consents set forth in Schedule 4.5, the execution and delivery of this Agreement and each of the Closing Documents to which a Vendor is a party, the consummation of the transactions contemplated herein and therein, the performance by such Vendor of its obligations hereunder and thereunder and the compliance by such Vendor with this Agreement do not, directly or indirectly (with or without notice or lapse of time):

4.5.1 violate, contravene, breach, or constitute a default under the Constating Documents of such Vendors or any resolution adopted by the board of directors or the partners or shareholders of such Vendor;

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4.5.2 violate, contravene, breach, or constitute a default under any Contract to which any of the Vendors may be a party, or its Assets may be subject, or by which any of them are bound or affected; or

4.5.3 result in the creation of, or require the creation of, any Encumbrance upon any of the Purchased Shares.

4.6 Title to Purchased Shares

4.6.1 The Vendors are the sole owners and holders of record of the Purchased Shares, free and clear of all Encumbrances. Upon Closing, each of the Vendors will transfer to the Purchaser a good and valid title to the Purchased Shares, free and clear of all Encumbrances.

4.6.2 No certificates as meant in article 5:29 of the Belgian Companies and Associations Code have been delivered to the Vendors (nor to the partners of Idea Partnership 1 or Idea Partnership 2).

4.7 Proceedings Pertaining to the Purchased Shares

Each of the Vendors is in compliance with all Laws which would materially affect its ability to perform its obligations hereunder. There are no Proceedings pending or, to the Knowledge of each of the Vendors, Threatened with respect to or in any manner affecting the Purchased Shares. There are no Proceedings pending or, to the Knowledge of each of the Vendors, Threatened against any of the Vendors that may affect their ability to perform their obligations hereunder, and none of the Vendors have any claim against the Purchased Corporations or their directors, officers or employees.

4.8 United States Federal Securities Laws

4.8.1 Each Vendor is not in the United States or a U.S. Person and is not acquiring the Equity Consideration for the account or benefit of a Person in the United States or a U.S. Person;

4.8.2 Each Vendor is not acquiring the Equity Consideration as a result of any form of "directed selling efforts" within the meaning of Rule 902(c) of Regulation S under the U.S. Securities Act; and

4.8.3 Each Vendor is not receiving the Equity Consideration from IPA with a view to, or for the resale of such Equity Consideration in connection with, the distribution or disposition thereof in violation of the U.S. Securities Act or any applicable state securities laws. Each Vendor undertakes and agrees that it will not offer or sell, directly or indirectly, any of the Equity Consideration unless such securities are registered under the U.S. Securities Act and qualified under applicable state securities laws or unless exemptions therefrom are available. Each Vendor acknowledges that IPA is required to refuse to register any transfer of such shares not made pursuant Regulation S under the U.S. Securities Act, pursuant to an effective registration under the U.S. Securities Act and qualification under applicable state securities laws or pursuant to other available exemptions from registration and qualification.

5. REPRESENTATIONS AND WARRANTIES OF THE VENDORS WITH RESPECT TO THE OPERATING CORPORATIONS

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The Vendors hereby represent and warrant to the Purchaser that the following representations and warranties are true and accurate as at the Agreement Date and at the Closing Date (as if made on that date), except for representations and warranties that address matters only as to a specified date or dates, which representations and warranties shall be so true and correct on and as of such specified date or dates.

5.1 Due Incorporation

Each of the Operating Corporations:

5.1.1 is duly incorporated and organised, validly existing and in good standing under the Laws of its jurisdiction of incorporation; and

5.1.2 has all necessary corporate power and authority to own, lease and operate its properties and to conduct its business as and in the places where such properties are now owned, leased or operated or such business is now conducted and to perform all its obligations under all Contracts to which such Operating Corporation is a party or by which it is bound.

5.2 No Conflict

The execution and delivery of this Agreement and each of the Closing Documents to which a Vendor is a party, the consummation of the transactions contemplated herein and therein, the performance by such Vendor of its obligations hereunder and thereunder and the compliance by such Vendor with this Agreement do not:

5.2.1 violate, contravene, breach, or constitute a default under the Constating Documents of the Operating Corporations or any resolution adopted by the board of directors or the shareholders of any of the Operating Corporations;

5.2.2 violate, contravene, breach, or constitute a default under any Contract to which any of the Operating Corporations may be a party, or Assets may be subject, or by which any of them are bound or affected;

5.2.3 result in the creation of, or require the creation of, any Encumbrance upon any Assets;

5.2.4 result in (i) the termination, cancellation, modification, amendment, variation or renegotiation of any Contract to which any of the Operating Corporations, or their Assets may be a party or subject or by which any of them are bound or affected, or (ii) the acceleration or forfeiture of any term of payment, or (iii) the loss in whole or in part of any benefit which would otherwise accrue to any of the Operating Corporations; or

5.2.5 give to any Person the right (i) to terminate, cancel, modify, amend, vary or renegotiate any Contract to which any of the Operating Corporations may be a party, or their Assets may be subject, or by which any such Persons or Assets are bound or affected, or (ii) to accelerate or forfeit any term of payment, or (iii) to cause any of the Operating Corporations to lose in whole or in part any benefit which would otherwise accrue to it.

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5.3 Shares of the Operating Corporations

Schedule 5.3 sets forth the number of issued and outstanding shares of all classes of each of the Operating Corporations, the registered holders thereof and the number and classes of shares held by each such holder. No other class of shares or other ownership interests of the Operating Corporations is authorized or outstanding. All such issued and outstanding shares each of the Operating Corporations (i) have been duly authorized and validly subscribed to and issued, (ii) are credited as fully paid and non-assessable shares, (iii) have not been issued in violation of any pre-emptive rights and (iv) are owned by the registered holders thereof as set forth in Schedule 5.3, free and clear of all Encumbrances. As of the Closing Date, the Purchaser will own, directly or indirectly, 100% of the issued and outstanding shares of all classes of each Operating Corporation.

5.4 No Subsidiaries or other Shareholdings

The Operating Corporations (i) do not own, directly or indirectly, any shares or any limited liability company interest of any Person, and (ii) do not hold any investment in, and does not have any property interest in, any Person. As of the Closing Date, the Operating Corporations (iii) will not own, directly or indirectly, any shares of any Person and (iv) will not hold any investment in, and will not have any property interest in, any Person.

5.5 No Options

There is no:

5.5.1 outstanding security of any Operating Corporation convertible or exchangeable into any shares or limited liability company interests of any Operating Corporation;

5.5.2 outstanding subscription, option, warrant, call, commitment or Contract obligating any Operating Corporation (whether vested or not) to issue any shares or limited liability company interests of any Operating Corporation;

5.5.3 Contract (other than this Agreement) which grants to any Person the right to purchase or otherwise acquire any shares or limited liability company interests of any Operating Corporation;

5.5.4 voting trust or voting agreement or pooling agreement or proxy with respect to any issued and outstanding shares or limited liability company interests of any Operating Corporation;

5.5.5 Contract (other than this Agreement) entered into by any Operating Corporation which will result upon Closing in any Person being entitled to purchase or otherwise acquire any shares of the Operating Corporation.

5.6 Shareholders' Agreement

Other than as set forth in Schedule 5.6, there is no Contract with respect to any Operating Corporations that restricts the governance of such Operating Corporation, the ability of such Operating Corporation to issue securities or the ability of shareholders of such Operating Corporation to freely transfer or alienate securities of such Operating Corporation. Any such Contract listed in said Schedule 5.6 shall be formally terminated no later than on the Closing Date.

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5.7 Solvency

None of the Operating Corporations is an insolvent person within the meaning of applicable Laws nor has made an assignment in favour of its creditors nor a proposal in bankruptcy to its creditors or class thereof, nor has any petition for a receiving order been presented in respect of it. No Proceedings have been taken or authorized by any Operating Corporation or, to the Knowledge of the Vendors, by any other Person, with respect to the bankruptcy, insolvency, liquidation, dissolution or winding-up of any Operating Corporation.

5.8 Proceedings Pertaining to Shares of the Operating Corporations

There are no Proceedings pending or, to the Knowledge of the Vendors, Threatened with respect to or in any manner affecting the shares of Operating Corporations.

5.9 Corporate Records and Books

5.9.1 The minute books of the Operating Corporations are complete and accurate in all material respects.

5.9.2 The shareholder registers of the Operating Corporations are complete and accurate in all material respects.

5.9.3 The Books and Records are complete and accurate in all material respects.

5.10 Financial Statements

Schedule 5.10 contains a true and complete copy of the Operating Corporations' financial statements for the years 2019, 2020 and 2021 (the "Operating Corporations Financial Statements"). The Operating Corporations Financial Statements were prepared in accordance with Belgian GAAP on a consistent basis throughout the periods involved, in all material respects. The Operating Corporations Financial Statements are, in all material respects, correct and complete and give a true and fair view of the financial situation, Assets, Liabilities and results of each of the Operating Corporations as at the date thereof and for the period to which they relate.

5.11 Title to Assets

Each of the Operating Corporations is the owner of, and has a good and valid title to, all of its Assets reflected in the 2021 Financial Statements or which has been acquired on or after the 2021 Financial Statements Date, other than such Assets consumed or disposed of after the 2021 Financial Statements Date in the Ordinary Course of Business, in each case free and clear of any and all Encumbrances.

5.12 Owned Real Property

None of the Operating Corporations owns any immovable or real property.

5.13 Leased Real Property

5.13.1 All real property subject to Real Property Leases (the "Leased Real Property") is occupied by the Operating Corporations under valid leasehold interests, free and clear of all Encumbrances.

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5.13.2 None of the Operating Corporations is in breach of or in default under, nor has received written notice or oral notice of any breach of or default under, any of the Real Property Leases and none of the Vendors has Knowledge of any pending, Threatened or contemplated Proceedings affecting the Leased Real Property or any part thereof, of any sale or other disposition of the Leased Real Property or any part thereof, or of any material non-compliance with respect to applicable Laws which relate to the use of any Leased Real Property.

5.14 Compliance with Laws

5.14.1 None of the Operating Corporations has received, since 2019, any formal notice or other communication from any Governmental Authority regarding any actual or alleged violation of, or failure to comply with, any Law or Order.

5.15 Data Protection

5.15.1 The Operating Corporations' Data, privacy and security practices conform in all material respects to all applicable Data Protection Laws. Copies of all current Operating Corporations privacy policies, corporation Data Agreements and compliance policies relating to Data have been made available in the Data Room and such copies are true, correct and complete in all material respects.

5.15.2 Except as would not reasonably be expected to result in a Liability material to the Company, each of the Operating Corporations has established and maintains appropriate technical, physical and organizational measures and security systems and technologies in compliance in all material respects with applicable data security requirements under Data Protection Laws and applicable industry standards that are designed to protect such Operating Corporation's Data against accidental or unlawful processing in a manner appropriate to the risks represented by the processing of such Data by or on behalf of such Operating Corporation.

5.15.3 To the Knowledge of the Vendors, none of the Operating Corporations has experienced a Data breach in the last three (3) years. "Data Breach" means the actual or suspected loss of, unauthorized access to, or use of, or unauthorized disclosure of Data under the control of the Operating Corporations, or on behalf of the Operating Corporations, as defined under applicable Data Protection Laws.

5.15.4 To the Knowledge of the Vendors, none of the Operating Corporations has received or experienced and there is no circumstance (including any circumstance arising as a result of an audit or inspection carried out by any Governmental Authority) that would reasonably be expected to give rise to any legal proceeding, order, notice, communication, warrant, regulatory opinion, audit result or allegation from a Governmental Authority or any other Person (including a data subject) in relation to Data.

5.15.5 To the Knowledge of the Vendors, the Operating Corporations do not use unauthorized, or illegally process, any Data, nor do any Persons who processes Personal Data on behalf of the Operating Corporations use unauthorized, or illegally process, such Personal Data.

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5.16 Condition and Sufficiency of Assets

5.16.1 All Assets are, in all material respects, (i) in good operating condition and repair, ordinary wear and tear excepted, (ii) not in need of maintenance or repairs (except for ordinary or routine maintenance or repairs that are not material in nature or costs), and (iii) adequate and sufficient for the continuing conduct of the Business after the Closing as now conducted.

5.16.2 There has been no assignment, subletting or granting of any license (of occupation or otherwise) of or in respect of any of the Assets or any granting of any Contract or right reasonably capable of becoming an agreement or option for the purchase of any of the Assets.

5.16.3 The Operating Corporations have not received any work order or notice from any Governmental Authority with respect to any deficiency or non-compliance of any of the Assets.

5.17 Intellectual Property ("IP")

The Data Room contains a complete and accurate list and description of all the Operating Corporations' material Intellectual Property and Fairly Discloses whether such material Intellectual Property is owned by the Operating Corporations ("Owned IP") or whether it is used by the Operating Corporations under a license agreement or arrangement from another Person ("Licensed IP").

5.17.1 The Operating Corporations own or license all Intellectual Property required or necessary for the Operating Corporations to carry on the Business as now conducted, both domestic and foreign, after Closing.

5.17.2 The Operating Corporations have full title and ownership of the Owned IP, free and clear of all Encumbrances. The Owned IP is valid and subsisting. The Registered Intellectual Property which are Owned IP and pending applications for Owned IP are duly recorded or filed in the name of the relevant Operating Corporation and each Operating Corporation is the sole owner of said Registered Intellectual Property. Other than in the Ordinary Course of Business, the Operating Corporations have not transferred ownership of, or granted any exclusive rights in, any Owned IP to any third party, and has not granted any non-exclusive rights in the Owned IP other than rights to use in the Ordinary Course of Business of the Operating Corporations. For greater certainty, the Operating Corporations are the owner of and have the exclusive right to use the names "BioStrand" and "HYFT" and all its derivatives that it currently uses.

5.17.3 At no time during the conception of or reduction to practice of any of the Owned IP were the Operating Corporations or any developer, inventor or other contributor to such Owned IP operating under any grants from any Governmental Authority or agency or private source, performing research sponsored by any Governmental Authority or agency or private source or subject to any employment agreement or invention assignment or nondisclosure agreement or other obligation with any third party that could adversely affect the Operating Corporations' rights in such Owned IP.

5.17.4 The operations of the Operating Corporations and the use by the Operating Corporations of Intellectual Property do not infringe, misappropriate or violate in any respect upon the Intellectual Property of any Person and no Person has claimed or, to the Knowledge of the Vendors, Threatened to claim the right to use any Intellectual Property used by the Operating Corporations (except with respect to Intellectual Property licensed by the Operating Corporations) or, to the Knowledge of the Vendors, to deny the right of any Operating Corporation to use any Intellectual Property. None of the Operating Corporations conducts or has conducted any material part of the Business under any name other than its corporate name.

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5.17.5 None of the Operating Corporations use Intellectual Property of any Person including, without limitation, any shareholder, director, officer or employee of the Operating Corporations, without such Person's written permission or under a renewable of-the- shelf commercial license (unless the transfer of such Intellectual Property occurred pursuant to applicable Law). All Intellectual Property developed by or for the Operating Corporations was conceived, invented, reduced to practice, authored or otherwise created solely by either employees of the Operating Corporations acting within the scope of their employment, or independent contractors of the Operating Corporations pursuant to agreements containing valid and sufficient assignment of the Intellectual Property to the Operating Corporations.

5.17.6 None of the services or products performed, manufactured, marketed or sold by the Operating Corporations requires or uses Intellectual Property not owned by, or licensed to, the Operating Corporations.

5.17.7 No Proceeding for infringement of the Intellectual Property of any Person is pending or, to the Knowledge of the Vendors, Threatened against any Operating Corporation. No written legal opinion has been received by any of the Operating Corporations indicating that the Operating Corporations Owned IP, or the activities of the Business of the Operating Corporations, infringes or is suspected of infringing on Third Party Intellectual Property.

5.17.8 All directors, officers, employees and independent contractors having been assigned to, participated in or otherwise given a task related to the development of Intellectual Property by or for the Operating Corporations, have duly assigned the Intellectual Property so developed to the Operating Corporations, as the case may be, and, in the case of patentable inventions, said assignments are in writing duly executed by said assignor. In the case of Intellectual Property items being trade secrets or otherwise not made available to the public, all said directors, officers, employees and independent contractors are contractually bound to confidentiality concerning said Intellectual Property items. The Operating Corporations have taken commercially reasonable measures to protect the confidentiality and value of its trade secrets and confidential information.

5.17.9 None of the Operating Corporations has disclosed, delivered or licensed to any Person or agreed or obligated itself to disclose, deliver or license to any Person, or permitted the disclosure or delivery to any escrow agent or other Person of, any portions of the Source Code other than disclosures to directors, officers, employees and independent contractors involved in the development of products. No event has occurred, and, to the Knowledge of the Vendors, no circumstance or condition exists, that will, or would reasonably be expected to, result in the disclosure, delivery or license by the Operating Corporations of any portions of the Source Code, other than disclosures to directors, officers, employees and independent contractors involved in the development of materials related to the Business.

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5.17.10 The Operating Corporations, in all material respects, (i) have complied with the licenses under which Open Source Materials is or was used, (ii) have not incorporated Copyleft Materials into, or combined Copyleft Materials with, the Owned IP or products, (iii) have not distributed Copyleft Materials in conjunction with any Owned IP and (iv) have not used Copyleft Materials in such a way that requires, as a condition of use, modification and/or distribution of such Copyleft Materials, that other software incorporated into or combined or distributed with such Open Source Materials be (A) disclosed or distributed in Source Code form, (B) be licensed for the purpose of making derivative works or (C) be redistributable at no charge.

5.17.11 All Data which has been used to develop any of the Operating Corporations compilations of Data or databases has been downloaded and is being used in material compliance with the licenses and other terms and conditions of the Third Party having made said Data available. To the Knowledge of the Vendors, the compilations of Data and database which are used by the Operating Corporations and their use in the Software of the Operating Corporations do not infringe on any Third Party Intellectual Property.

[Content relates to confidential matters of the parties.]

5.18 Information and communication technologies ("ICT")

5.18.1 Each of the Operating Corporations is using or holding the Software of which it is not the owner with the consent of or pursuant to a license from the owner of such Software, all of which such consent or license is in full force and effect and no material default exists on the part of the Operating Corporations, or, to the Knowledge of the Vendors, the owner of such Software. There has been no failure or breakdown of any Software or Computer Equipment which has caused any substantial disruption or interruption in or to the Business in the six (6) month period ending on the Agreement Date. Each of the Operating Corporation has put in place reasonably adequate procedures to prevent unauthorized access to, and the introduction of malware (including viruses, worms, Trojan horses, ransomware, spyware) into, the Software and Computer Equipment.

5.18.2 Except for third-party servers used in the Ordinary Course of Business, to the Knowledge of the Vendors, no Software which is Owned IP (including Source Code of such Software) exists on Computer Equipment which is not owned by the Operating Corporations.

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5.18.3 Each of the Operating Corporations is in compliance in all material respects with all terms and conditions stipulated by the licenses governing the third-party software components embedded in or linked to the Source Code of the Website, as the case may be.

5.18.4 Each of the Operating Corporations uses commercially reasonable efforts to implement and maintain reasonable physical, technical and administrative safeguards ("Cybersecurity Measures") designed to protect the confidentiality, integrity and availability of its technology and systems (including servers, laptops, desktops, cloud, containers, virtual environments and data centers) and all Personal Data. Without restricting the generality of the foregoing, to the Knowledge of the Vendors, each of the Operating Corporations (i) is not currently using deprecated or unsupported Software, and (ii) all existing security patches have been applied.

5.19 Accounts Receivable and Ongoing Contracts

The Accounts Receivable and ongoing Contracts of the Operating Corporations that are reflected on the 2021 Financial Statements or recorded on the Books and Records of the Operating Corporations at the Closing Date, are bona fide, result from services duly sold or rendered in the Ordinary Course of Business, have been properly recorded in the Ordinary Course of Business, and will, to the Knowledge of the Vendors, be good and collectible in full when due without any discount, set-off or counterclaim, in amounts equal to not less than the aggregate face amounts thereof, taking into account, however, the reserve for doubtful accounts shown in the 2021 Financial Statements, which is adequate. No Proceeding has been made or, to the Knowledge of the Vendors, Threatened with respect to the quality or warranty of such services which: (i) has not been settled or (ii) which cannot be settled without financial liability to the Operating Corporations.

5.20 Insurance

5.20.1 The Data Room contains:

5.20.1.1 true and complete copies of all insurance policies to which any of the Operating Corporations is a party or under which any of the Operating Corporations or any director or any officer of Operating Corporations, is or has been covered at any time within the three (3) years preceding the Agreement Date; and

5.20.1.2 true and complete copies of all pending applications for insurance policies.

5.20.2 The Operating Corporations have paid all premiums due, and have otherwise performed all of their respective obligations, under each policy to which any Operating Corporation is a party or that provides coverage to any Operating Corporation or director thereof.

5.20.3 The Operating Corporations have given notice to the insurer of all claims that may be insured thereby.

5.21 Bank Accounts and Powers of Attorney

Schedule 5.21 sets forth (i) the name of each Person with whom the Operating Corporations maintain an account or safety deposit box and the names of all Persons authorized to draw thereon or to have access thereto, and (ii) the name of each Person holding a general or special power of attorney from any Operating Corporation and a summary of the terms thereof.

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5.22 Litigation and Orders

5.22.1 There is no pending Proceeding (i) that has been commenced by or against any Operating Corporation or that otherwise relates to or may affect the Business or any of the Assets, or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal, or otherwise interfering with, any of the transactions contemplated hereby.

5.22.2 To the Knowledge of the Vendors, no such Proceeding has been Threatened.

5.22.3 There is no Order to which any Operating Corporation, or any of the Assets is subject.

5.22.4 None of the Operating Corporations has received any notice or other communication (whether oral or written) from any Governmental Authority regarding any actual, alleged, possible, or potential violation of, or failure to comply with, any term or requirement of any Order to which any of them, or any of the Assets, is or has been subject.

5.23 No Dividends

None of the Operating Corporations has (i) since the 2021 Financial Statements Date, reserved, declared, made or paid any dividend or redeemed, repurchased or otherwise acquired any of its shares or other corporate securities, or (ii) agreed to reserve, declare or pay to the shareholders any dividend or to redeem, repurchase or otherwise acquire any of its shares or other corporate securities.

5.24 Tax Matters

5.24.1 None of the Operating Corporations is a party to any Contract providing for the payment of Taxes, entitlement to refunds or similar Tax matters. None of the Operating Corporations is a party to any Contract relating to the sharing, allocation or indemnification of Taxes, or any similar Contract (collectively, "Tax Sharing Agreements").

5.24.2 Each of the Operating Corporations has on a timely basis filed, or will cause to be filed on a timely basis, all Tax Returns required to be filed by it on or before the Closing Date. All such Tax Returns are true, accurate, correct and complete and accurately reflect the facts regarding the income, expense, deduction, business, assets, operations, activities, status and other matters related to the Operating Corporations or any other information required to be reported under applicable Laws. No such Tax Return contains any material misstatement or omits any material statement that should have been included therein. No such Tax Return has been amended. The Tax liability of the Operating Corporations for all Tax Periods, or portions thereof, ending on or before the Closing Date is in all material respects as indicated in their Tax Returns. Each of the Operating Corporations has, paid, or caused to be paid, unless the same are currently being contested in good faith, all Taxes that are due and payable on or before the Closing Date.

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5.24.3 The Data Room contains true and correct copies of all Tax Returns relating to the Operating Corporations for Tax Periods, or transactions consummated, for which the applicable statutory periods of limitation have not expired.

5.24.4 The Operating Corporations have made adequate provision on their books for any Taxes that are not yet due and payable, for all Tax Periods, or portions thereof, ending on or before the Closing Date.

5.24.5 Each of the Operating Corporations has accurately and on a timely basis withheld all Taxes required to be withheld in connection with any amounts paid or owing to any employee, creditor, independent contractor, partner, stockholder, third party or other Person and timely paid to the appropriate Taxing Authority proper and accurate amounts in all respects for all Tax Periods, or portions thereof ending on or before the Closing Date in compliance with the Tax withholding and remittance provisions of applicable Laws and have each complied in all material respects with the Tax information reporting provisions of applicable Laws.

5.24.6 There has been no waiver or extension of any statute of limitations applicable to any claim for, or the period for the assessment or reassessment or collection of, any Taxes due from any of the Operating Corporations for any Tax Period, and no request for any such waiver or extension is currently pending and no power of attorney granted by or with respect to any of the Operating Corporations for Taxes is currently in force.

5.24.7 There is no Proceeding now pending or, to the Knowledge of the Vendors, Threatened with respect to Taxes due from or with respect to any of the Operating Corporations, nor has any audit of any such Tax Return been conducted within the five (5) taxable years preceding the Agreement Date of any of the Operating Corporations. No Taxing Authority has given notice of any intention to assert any deficiency or claim for additional Taxes against any of the Operating Corporations and all deficiencies for Taxes asserted or assessed against any of the Operating Corporations have been fully and timely paid, settled or properly reflected in the 2021 Financial Statements.

5.24.8 The Data Room contains copies of all Tax audit reports that have been issued with respect to the Operating Corporations.

5.24.9 There are no Encumbrances for Taxes upon the Assets.

5.24.10 None of the Operating Corporations will be required to include any item of income in, or exclude any item of deduction from, taxable income for any Tax Period (or portion thereof) ending after the Closing Date as a result of any change in method of accounting for a Taxable Period ending on or prior to the Closing Date where an inclusion in income would result in a Tax Payable.

5.24.11 The Operating Corporations have no permanent establishments in any jurisdiction other than Belgium. None of the Operating Corporations is and has ever been liable for Taxes, subject to Taxes, or required to file Tax Returns in any jurisdiction other than Belgium.

5.24.12 The Operating Corporations have complied in all material respects with applicable Law relating to Taxes arising in connection with transfer pricing and no material adjustments have been required to be made or are required to be made with respect to the Operating Corporations that have not yet been finally assessed relating to transfer pricing. The Operating Corporations have maintained documentation (including any applicable transfer pricing studies) in connection with any related party transactions among the Operating Corporations and made available in the Data Room true and correct copies of all documentation in connection with any related party transactions among the Operating Corporations.

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5.24.13 None of the Operating Corporations:

5.24.13.1 has claimed, realized, or received for the purpose of calculating any Tax that it was or may have been required to pay, collect or remit or for any other purposes, any deduction or Tax Receivable to which it was not entitled under the applicable Laws or any Contract with a Taxing Authority;

5.24.13.2 has obtained, whether by way of payment, credit or offset, any deduction or Tax Receivable to which, to the Knowledge of the Vendors, it was not entitled under the applicable Laws or any Contract with a Taxing Authority, and;

5.24.13.3 has made any claim for a deduction or a Tax Receivable that has not yet been processed and is not justified.

5.24.14 None of the Operating Corporations has claimed, realized or received any COVID-19 subsidy amounts to which it was not, or is not, entitled and has satisfied at all times the relevant criteria and conditions entitling it to such amounts.

5.24.15 None of the Operating Corporations has acquired any property from any Person not dealing at arm's length with it for an amount less than (or that exceeds) the fair market value of such property.

5.24.16 None of the Operating Corporations owns any shares in any other corporation.

5.25 Employee Matters

5.25.1 True, correct and complete copies of all of the Employment Contracts in force on the Agreement Date have been made available in the Data Room prior to the Agreement Date.

5.25.2 The Operating Corporations are in good standing in all material respects with respect to all reports they are required to file and all contributions and assessments, including any deduction at source which they are legally or contractually bound to make as employer and which they have remitted to the relevant authorities as required by Law. No Proceeding with respect to the Business is pending with respect to any injury, disability, death or worker's compensation arising from or related to the Employees or, generally, with respect to any matter relating to any Law including, without limitation, the Employment Laws, Occupational Health and Safety Law and, to the Knowledge of the Vendors, there is no reasonable ground or cause for the filing of a claim with respect to any Employee.

5.25.3 The Operating Corporations are and have at all times been in compliance in all material respects with their obligations under applicable Employment Laws, Occupational Health and Safety Law, including with their payments regarding employment insurance and parental insurance and including with respect to filing required returns and declarations and fulfilling other applicable formalities on time, namely the payments of all employment insurance and parental insurance premiums.

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5.25.4 None of the Operating Corporations has now or has ever entered into a collective bargaining agreement at company level.

5.25.5 None of the Operating Corporations has a works council, committee for prevention and protection at work or trade union delegation.

5.25.6 The only Employees are those indicated in Schedule 5.25.6. The information with respect to each Employee, including the Employee's date of hire, continuous service, title, status (i.e. hourly or salaried, unionized or non-unionized, full-time, part-time, fixed-term or indeterminable term, temporary or seasonal, actively at work or not), remuneration, vacation and benefits as listed in Schedule 5.25.6 is correct and complete.

5.25.7 The Operating Corporations have at all times fully paid all of their Employee Costs with regard to current or former employees due up to the Closing Date.

5.25.8 To the Knowledge of the Vendors, the Operating Corporations have no labour problems that might result in a Material Adverse Change or lead to an interruption or slowdown of any of the operations at any location of the Business, and the Operating Corporations have not received any formal notice to that effect.

5.25.9 Schedule 5.25.9 contains a complete and correct list of each independent contractor, agent and consultant of each Operating Corporation, who is actively providing services or under contract to provide services on the Agreement Date, including, without limitation, the nature of the services, consulting fees, commissions or other forms of compensation and the term of the agreement, including start date and end date, if applicable. Each such independent contractor has, to the Knowledge of the Vendors, been properly classified by the applicable Operating Corporation as an independent contractor and no Operating Corporation has received any formal notice from any Governmental Authority nor from the independent contractor concerned or from any other Person disputing such classification, nor are there any pending or, to the Knowledge of the Vendors, Threatened notices from any Person disputing such classification.

5.25.10 No Operating Corporation is engaged with any personnel agency or forbidden labour lease, and there are no outstanding, pending or, to the Knowledge of the Vendors, threatened claims, complaints, investigations or Orders relating to the employment of any personnel agency employees or relating to forbidden labour lease.

5.26 Employee Plans

5.26.1 True, correct and complete copies of all written Employee Plans as amended to date or, where oral, complete and correct written summaries of the terms thereof, and all employee handbooks, manuals or booklets concerning the Employee Plans which have been provided to Employees or former Employees have been made available in the Data Room, together with copies of all material documents relating to the Employee Plans.

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5.26.2 Each Employee Plan is, and has been established, registered (where required), amended, maintained and administered in compliance in all material respects with its terms, any applicable Laws, and the Operating Corporations have not received any formal notice from any Person questioning or challenging such compliance. There is no investigation by a Governmental Authority of which any Operating Corporation have received formal notice and there is no Proceeding (other than routine Proceeding for payment of benefits) pending or, to the Knowledge of the Vendors, Threatened involving any Employee Plan or its assets, and, to the Knowledge of the Vendors, no facts exist which could reasonably be expected to give rise to any such Proceeding (other than routine Proceedings for payment of benefits).

5.26.3 To the Knowledge of the Vendors, no statement or representation has been made with respect to any Employee Plan that is not in accordance with the terms and provisions of such Employee Plan and that would be reasonably likely to increase the Liabilities to the Operating Corporations.

5.26.4 All employer and employee contributions, premiums or payments required to be remitted or paid by the Operating Corporations prior to the Closing Date in respect of each Employee Plan have been paid or remitted in accordance with its terms and any applicable Laws. All obligations required to be performed by the Operating Corporation in connection with any Employee Plan have been performed in accordance with their terms and any applicable Laws.

5.26.5 No Employee Plan provides benefits beyond retirement or other termination of service to Employees, former Employees, or any of their respective dependents or beneficiaries other than as required under applicable Law.

5.26.6 The transactions contemplated by this Agreement, whether alone or in combination with any other event, will not entitle any Employee or former Employee to notice of termination, pay in lieu of notice, severance pay, unemployment compensation or any other payment or benefit, or will not accelerate the time of payment or vesting, or increase the amount of compensation or benefits due to any Employee or former Employee; and none of the Employee Plans provide for the acceleration of, or an increase in, or funding obligations that are contingent upon, or will be triggered by, the entering into this Agreement or the completion of the transactions contemplated therein.

5.26.7 The Operating Corporations are not party to any agreement, contract, arrangement or plan that has resulted or could result in a "change of control" or similar payment being made to an Employee, former Employee, consultant or agent.

5.26.8 No step has been taken to terminate any Employee Plan and no liability has been incurred by any Operating Corporation in connection with any Employee Plan that has not been satisfied in full.

5.26.9 All Data necessary to administer each Employee Plan is in the possession of the Operating Corporations or their agents or consultants and is in a form which is sufficient for the proper administration of the Employee Plan and such Data is true and correct.

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5.27 Permits

5.27.1 The Operating Corporations have all Permits necessary to lawfully conduct and operate the Business in the manner they currently conduct and operate such Business and perform the services under any Contract with Material Customers to which any of the Operating Corporations is a party and to own and use their Assets in the manner in which they currently own and use such Assets.

5.27.2 None of the Operating Corporations has received any formal notice or other communication from any Governmental Authority regarding (i) any actual, alleged, possible, or potential violation of or failure to comply with any term or requirement of any Permit, or (ii) any actual, proposed, possible, or potential revocation, withdrawal, suspension, cancellation, termination of, or modification to any Permit.

5.27.3 The Operating Corporations hold all Permits required to carry on Business in each jurisdiction in which they carry on Business.

5.27.4 Each Employee of the Operating Corporations and each individual providing consulting services to the Operating Corporations has a valid residence status including a work permit, where applicable Law so requires. Each employee, consultant and independent contractor of the Operating Corporations is duly licensed, registered or qualified in each jurisdiction in which he or she carries on or provides services for the Operating Corporations (in each case to the extent such licensing, registration or qualification is required by applicable Law in order for such employee or consultant to perform the tasks assigned to such Person by the Operating Corporations). All such licenses, registrations and qualifications are validly subsisting and, to the Knowledge of the Vendors, there is no default thereunder.

5.28 No Guarantees

The Operating Corporations are not party to or bound either absolutely or on a contingent basis by any comfort letter, understanding or agreement of guarantee, indemnification, assumption or endorsement or any like commitment with respect to the Liabilities or obligations of any Person (whether accrued, absolute or contingent).

5.29 No Material Adverse Change

Since the 2021 Financial Statements Date, there has not been any Material Adverse Change in the Business, operations, Assets, prospects, or conditions of the Operating Corporations or, to the Knowledge of the Vendors, any event, condition or contingency that may result in such a Material Adverse Change.

5.30 No Unusual Transactions

Since the 2021 Financial Statements Date, each of the Operating Corporations has conducted its Business and affairs in the Ordinary Course of Business and, without limiting the generality of the foregoing, none of them has:

5.30.1 incurred or discharged any secured or unsecured Liability other than (i) Liabilities disclosed in the 2021 Financial Statements, and (ii) Liabilities incurred since the 2021 Financial Statements Date in the Ordinary Course of Business;

5.30.2 incurred any Indebtedness other than in the Ordinary Course of Business;

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5.30.3 waived or cancelled any claim, Accounts Receivable or material right or make any gift;

5.30.4 used, sold or otherwise disposed of any Assets other than in the Ordinary Course of Business;

5.30.5 issued, sold or otherwise disposed of any shares, warrants, rights, bonds, debentures, notes or other corporate securities of the Purchased Corporations;

5.30.6 modified its Constating Documents or equity structure;

5.30.7 reserved, declared, made or paid any dividend, except for dividends declared or accrued before the 2021 Financial Statements Date and reflected in the 2021 Financial Statements, or redeemed, repurchased, purchaseed, or otherwise acquired any of their shares;

5.30.8 granted any increases in salaries, payments and/or benefits to the Employees, except as was necessary to comply with applicable Laws or with the provisions of the Employment Contracts made available in the Data Room;

5.30.9 entered into any Employment Contract or made any change in or to (i) the rate or form of compensation or remuneration payable to or to become payable to any of its shareholders, directors, officers, Employees, licensors, licensees, franchisors, franchisees, distributors, agents or suppliers, or (ii) any bonus or other incentive payments or arrangements with any of its shareholders, directors, officers, Employees, licensors, licensees, franchisors, franchisees, distributors, agents, suppliers or clients;

5.30.10 removed any director or auditor or terminated any officer without cause;

5.30.11 entered into, terminated, cancelled, amended, modified, altered or varied any Material Contract;

5.30.12 voluntarily permitted any Person to subject the Purchased Shares or the Assets to any Encumbrance;

5.30.13 purchased or otherwise acquired any shares, units or other interests, or securities convertible into shares or units, or limited liability company interests, of any Person or entered into any profit sharing arrangement, partnership or joint venture with any Person which is not the Operating Corporations;

5.30.14 (i) granted to any client any special allowance, discount or other benefit, or (ii) changed its pricing, credit or payment policies; or

5.30.15 authorized, agreed or otherwise committed to do any of the foregoing or otherwise faile to take any action within its control which would result in any of the foregoing.

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5.31 No Broker

None of the Vendors, any of the Operating Corporations, or any of their respective Affiliates, directors, officers, Employees or agents has employed or incurred any liability to any broker, finder or agent for any brokerage fees, finder's fees, commissions or other amounts with respect to this Agreement or any transactions contemplated hereby.

5.32 Material Contracts

5.32.1 Schedule 5.32 is a list of all Material Contracts to which any of the Operating Corporations is a party or by which it is bound. For the purposes of this Agreement, the expression "Material Contracts" shall mean with respect to any Operating Corporation all:

5.32.1.1 loan, credit and security Contracts;

5.32.1.2 Contracts with current Material Customers;

5.32.1.3 Contracts with current Material Suppliers;

5.32.1.4 distribution, joint-venture and partnership Contracts;

5.32.1.5 Contracts relating to Intellectual Property;

5.32.1.6 Contracts by and between any Operating Corporation and Persons with whom it is not dealing at arm's length and Contracts concluded with any of the Vendors, their spouse or their direct lineal descendants;

5.32.1.7 Contracts with any Governmental Authority;

5.32.1.8 Contracts containing non-competition covenants that restrict the business activity of any Operating Corporation or limit the freedom of any Operating Corporation to engage in any line of business or to compete with any Person;

5.32.1.9 Real Property Leases;

5.32.1.10 Contracts with managers;

5.32.1.11 Subsidies Contracts.

5.32.2 Each of the Material Contracts has been duly authorized by the Operating Corporation which is a party thereto and has been or is being duly performed by or on behalf of the Operating Corporation, is in full force and effect and has not been the subject of a notice of termination, cancellation or non-renewal (other than as a result of the transactions contemplated herein).

5.33 No default under Material Contracts

5.33.1 The Operating Corporations (i) are in good standing and entitled to all benefits under, (ii) have performed all obligations required to be performed under, and (iii) are not in default under, or in breach of, any Material Contract. Each Material Contract is in full force and effect and is valid and enforceable in accordance with its terms.

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5.33.2 No event has occurred or circumstance exists that may contravene, conflict with, or result in a violation or breach of, or give the Operating Corporations or any other Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate, or modify, any Material Contracts.

5.33.3 None of the Operating Corporations has given to or received from any other Person any formal notice or other communication regarding any actual, alleged, possible, or potential violation or breach of, or default under, any Material Contract.

5.33.4 To the Knowledge of the Vendors, no party to a Material Contract has been in default under, or in breach of, any such Material Contracts and there exists no circumstance or fact which would result in a default or breach by such other party under such Material Contracts.

5.34 Copies

All copies of documents provided or caused to be provided by the Vendors, the Operating Corporations (including, without limitation, those contained in the Data Room and annexed hereto as Schedules) to the Purchaser or its legal, accounting and other representatives are true, complete and correct copies of the originals.

5.35 Customers

Schedule 5.35 is a list of the customers of the Operating Corporations (collectively, the "Material Customers"), during the last twelve (12) months, showing with respect to each such client, the total sales by the Operating Corporations, as the case may be, for the twelve (12) month period immediately preceding the Agreement Date. The Vendors has no Knowledge of any termination, cancellation, or material limitation, modification or change in the business relationship of any Operating Corporation with any client or group of customers whose sales individually or in the aggregate represent more than five percent (5%) of the sales of any Operating Corporation during the twelve (12) month period ending on the Agreement Date and the Vendors have no reason to believe that the benefits of any relationship with any such client or group of clients will not continue after the Closing Date in substantially the same manner as prior to the Agreement Date.

5.36 Contracts with Non-Arm's Length Persons

Except as disclosed in Schedule 5.36, there are no existing Contracts to which any of the Operating Corporations is a party in which any of the Vendors, any Affiliate of such Vendor or their spouse or direct lineal descendants, or any director or officer of each of the Operating Corporations has an interest, directly or indirectly, including arrangements for payment of management or consulting fees of any kind.

5.37 Stand Alone

No part of the Business is conducted through any Person other than the Operating Corporations and their Representatives.

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5.38 Suppliers

Schedule 5.38 is a list of the ten (10) largest suppliers of the Operating Corporations (collectively, the "Material Suppliers"), during the last twelve (12) months, based on the amount of purchases by the Operating Corporations of such suppliers' products, equipment and materials as appears in the Books and Records, showing with respect to each such supplier, the total sales to the Operating Corporations for the twelve (12) month period immediately preceding the Agreement Date. The Vendors have no Knowledge of any termination, cancelation, or material limitation, modification or change in the business relationship of any Operating Corporation with any supplier or group of suppliers, and none of the Vendors has a reason to believe that the benefits of any relationship with any such suppliers or group of suppliers will not continue after the Closing Date in substantially the same manner as prior to the Agreement Date.

5.39 No Collusion or Unethical Conduct

5.39.1 The Operating Corporations and, to the Knowledge of the Vendors, their Representatives and other Persons acting on behalf of the Operating Corporations have not directly or indirectly (i) made any contribution, gift, bribe, rebate, payoff, influence payment, kickback or other payment to any Person regardless of form, whether in money, property or services (a) to obtain favourable treatment in securing business, (b) to pay for favourable treatment for business secured, (c) to obtain favourable treatment in any regulatory or compliance analysis, (d) to obtain special concessions or for special concessions already obtained for or in respect of any Operating Corporation, or (e) in violation of any Law or (ii) established or maintained any fund or Asset which has not been recorded in the Books and Records of the Operating Corporations.

5.39.2 To the Knowledge of the Vendors, none of the agents or representatives of the Operating Corporations are required to register as lobbyist.

5.40 Restrictions on Business Activities

There is no Contract or Order binding upon any Operating Corporation that has or could reasonably be expected to have the effect of prohibiting, restricting or impairing any business practice of any Operating Corporation, any acquisition of property by any Operating Corporation or the conduct of the Business as currently conducted.

5.41 Absence of Questionable Payments

5.41.1 To the Knowledge of the Vendors, (i) no Representative or other Person acting on behalf of any Operating Corporation, has used any of the Operating Corporations' funds or made unlawful contributions, payments, gifts, entertainment or made unlawful expenditures relating to domestic or foreign government officials or others, and (ii) no current or former Representative or other Person acting on behalf of any Operating Corporation has accepted or received any unlawful contributions, payments, gifts, entertainment or expenditures.

5.41.2 None of the Operating Corporations, nor, to the Knowledge of the Vendors, any Employees are under investigation by any Governmental Authority for, or have been charged with, or convicted of an offence related to any-money laundering, drug trafficking, terrorist related activities, or other serious crimes.

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5.41.3 The Operating Corporations comply with anti-money laundering, corruption and bribery Laws.

5.42 Full Disclosure

5.42.1 Each of the Vendors has made or caused to be made due inquiry with respect to (i) each covenant, agreement, obligation, representation and warranty contained in this Agreement, (ii) the Data Room and the Schedules annexed hereto, and (iii) any certificates or other documents referred to herein or furnished to the Purchaser pursuant hereto,.

5.42.2 There is no fact, condition or circumstance which is a Material Adverse Change in the Business, operations, Assets, prospects, or condition of the any Operating Corporation.

5.42.3 All information relating to the Purchased Corporations and their business supplied by or on behalf of the Vendors to the Purchaser in the Data Room is true, accurate and not misleading (whether by omission or otherwise) and accurately and fairly represents the state of affairs of each of the Purchased Corporations. To the Vendors' Knowledge, there is no fact, matter or circumstance that is material to the Purchased Corporations that has not been Fairly Disclosed to the Purchaser.

6. REPRESENTATIONS AND WARRANTIES OF THE IDF VENDORS WITH RESPECT TO IDEA FAMILY

Idea Partnership 1 and Idea Partnership 2 (collectively, the "IDF Vendors") hereby jointly and severally represent and warrant to the Purchaser that the following representations and warranties are true and accurate as at the Agreement Date and at the Closing Date (as if made on that date), except for representations and warranties that address matters only as to a specified date or dates, which representations and warranties shall be so true and correct on and as of such specified date or dates.

6.1 Incorporation

Idea Family:

6.1.1 is duly incorporated and organised, validly existing and in good standing under the Laws of its jurisdiction of incorporation; and

6.1.2 has all necessary corporate power and authority to own, lease and operate its properties and to carry on its business as and in the places where such properties are now owned, leased or operated or such business is now conducted.

6.2 Authorization

Idea Family has the necessary corporate power and authority to enter into and deliver this Agreement and each Closing Document to which Idea Family is a party, and to perform its obligations hereunder and thereunder, without obtaining the consent or approval of any third party. The execution and delivery by Idea Family of this Agreement and each Closing Document to which Idea Family is a party, and the performance by Idea Family of its obligations hereunder and thereunder have been duly authorized by all necessary corporate action on its part.

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 6.3 Enforceability

This Agreement constitutes, and each Closing Document to which Idea Family is a party will constitute, upon its execution, a legal, valid and binding obligation of Idea Family enforceable against it accordance with its terms, subject, however, to limitations with respect to enforcement imposed by:

6.3.1 bankruptcy Laws, insolvency Laws and other Laws affecting creditors' rights generally;

6.3.2 judicial procedure and other Laws governing the availability of remedies; and

6.3.3 general principles of equity and civil law, including the availability of remedies, such as specific performance and injunction, which are remedies granted at the discretion of a court of competent jurisdiction from which they are sought.

6.4 No Conflict

The execution and delivery of this Agreement and of each Closing Document to which Idea Family is a party, the consummation of the transactions contemplated herein and therein, the performance by Idea Family of its obligations hereunder and thereunder and the compliance by Idea Family with the provisions hereof and thereof does not:

6.4.1 constitute a default under or breach of the Constating Documents of Idea Family; or

6.4.2 constitute a default under or breach of any Contract to which Idea Family is a party or by which its property is bound; or

6.4.3 result in the violation of any Laws.

6.5 Title to Purchased Shares

6.5.1 Idea Partnership 1 and Idea Partnership 2 are the sole owners and holders of the shares of Idea Family ("IDF Shares"). Upon Closing, good and valid title to the IDF Shares will be transferred to the Purchaser, free and clear of all Encumbrances.

6.5.2 No certificates as meant in article 5:29 of the Belgian Companies and Associations Code have been delivered to the Vendors (nor to the partners of Idea Partnership 1 or Idea Partnership 2) with regard to the IDF Shares

6.6 No Operations

6.6.1 Idea Family does not own any Assets other than its shareholdings in Biostrand, Biokey and Bioclue and Idea Family is not directly or indirectly participating in any joint venture, partnership or similar association or arrangement with any other Person. Idea Family is not subject to any obligation to make any investment in or to provide funds by way of loan, capital contribution or otherwise to any other Person.

6.6.2 Since the date of its incorporation, Idea Family has not:

6.6.2.1 carried on any business other than the holding of shares of Biostrand, Biokey and Bioclue and activities incidental thereto or derived therefrom;

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6.6.2.2 owned, leased or occupied any real property; or

6.6.2.3 employed any employees or engaged any consultants.

6.6.3 Idea Family is not bound by any Contracts other than a management agreement with Biostrand.

6.7 Corporate Records and Books

6.7.1 The minute books of Idea Family are complete and accurate, in all material respects.

6.7.2 The shareholder register of Idea Family is complete and correct in all material respects.

6.7.3 The Books and Records, copies of which has been made available in the Data Room, are complete and correct in all material respects.

6.8 Financial Statements

Schedule 6.8 contains a true and complete copy of the Idea Family's financial statements for the years 2019, 2020 and 2021 (the "Idea Family Financial Statements"). The Idea Family Financial Statements were prepared in accordance with Belgian GAAP on a consistent basis throughout the periods involved, in all material respects. The Idea Family Financial Statements are, in all material respects, correct and complete and give a true and fair view of the financial situation, Assets, Liabilities and results of Idea Family as at the date thereof and for the period to which they relate.

6.9 Litigation and Orders

6.9.1 There is no pending Proceeding that has been commenced by or against Idea Family or that challenges, or that may have the effect of preventing, delaying, making illegal, or otherwise interfering with, any of the transactions contemplated hereby.

6.9.2 To the Knowledge of the IDF Vendors no such Proceeding has been Threatened.

6.9.3 There is no Order to which Idea Family is subject.

6.10 Tax Matters

6.10.1 Idea Family is not a party to any Contract providing for the payment of Taxes, entitlement to refunds or similar Tax matters. Idea Family is not a party to any Tax Sharing Agreement.

6.10.2 Idea Family is has on a timely basis filed, or will cause to be filed on a timely basis, all Tax Returns required to be filed by it on or before the Closing Date. All such Tax Returns are true, accurate, correct and complete and accurately reflect the facts regarding the income, expense, deduction, business, assets, operations, activities, status and other matters related to Idea Family or any other information required to be reported under applicable Laws. No such Tax Return contains any material misstatement or omits any material statement that should have been included therein. No such Tax Return has been amended

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6.10.3 The Tax liability of Idea Family for all Tax Periods,
                                                        [Content relates to confidential matters of the parties.]

ending on or before the Closing Date is in all material respects as indicated in its Tax Returns. Idea Family has paid, or caused to be paid, unless the same are currently being contested in good faith, all Taxes that are due and payable on or before Closing Date.

6.10.4 Idea Family has made adequate provision on their books for any Taxes that are not yet due and payable, for all Tax Periods with the exception of the Tax Period for the 2021 financial year of the Idea Family, or portions thereof, ending on or before the Closing Date.

6.10.5 Idea Family has accurately and on a timely basis withheld all Taxes required to be withheld in connection with any amounts paid or owing to any employee, creditor, independent contractor, partner, stockholder, third party or other Person and timely paid to the appropriate Taxing Authority proper and accurate amounts in respects for all Tax Periods, or portions thereof ending on or before the Closing Datein compliance with the Tax withholding and remittance provisions of applicable Laws and have each complied in all respects with all Tax information reporting provisions of applicable Laws.

6.10.6 There has been no waiver or extension of any statute of limitations applicable to any claim for, or the period for the assessment or reassessment or collection of, any Taxes due from Idea Family for any Tax Period, and no request for any such waiver or extension is currently pending and no power of attorney granted by or with respect to Idea Family for Taxes is currently in force.

6.10.7 There is no Proceeding now pending or, to the Knowledge of the IDF Vendors, Threatened with respect to Taxes due from or with respect to Idea Family, nor has any audit of any such Tax Return been conducted within the five (5) taxable years preceding the Agreement Date of Idea Family. No Taxing Authority has given notice of any intention to assert any deficiency or claim for additional Taxes against Idea Family and all deficiencies for Taxes asserted or assessed against Idea Family have been fully and timely paid, settled or properly reflected in the 2021 Financial Statements.

6.10.8 The Data Room contains copies of all Tax audit reports that have been issued with respect to Idea Family.

6.10.9 Idea Family will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any Tax Period (or portion thereof) ending after the Closing Date as a result of any change in method of accounting for a Taxable Period ending on or prior to the Closing Date where an inclusion in income would result in a Tax Payable.

6.10.10 The Data Room contains true and correct copies of all Tax Returns relating to Idea Family for Tax Periods, or transactions consummated, for which the applicable statutory periods of limitation have not expired.

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6.10.11 Idea Family only has permanent establishments in Belgium. Idea Family is not and has never been liable for Taxes, subject to Tax, or required to file Tax Returns in any jurisdiction other than Belgium.

6.10.12 Idea Family has complied in all material respects with applicable Law relating to Taxes arising in connection with transfer pricing and no material adjustments have been required to be made or are required to be made with respect to Idea Family that have not yet been finally assessed relating to transfer pricing. Idea Family has maintained documentation (including any applicable transfer pricing studies) in connection with any related party transactions and made available in the Data Room true and correct copies of all documentation in connection with any related party transactions.

6.10.13 Idea Family has not realized or received any formal notice from a Taxing Authority that it was or may have been required to pay or remit any deduction or Tax Receivable to which it was not entitled under the applicable Laws or any Contract with a Taxing Authority. Idea Family has not obtained, whether by way of payment, credit or offset, any deduction or Tax Receivable to which it was, to the Knowledge of the IDF Vendors, not entitled under the applicable Laws or any Contract with a Taxing Authority. Idea Family has not made any claim for a deduction or a Tax Receivable that has not yet been processed and is not justified.

6.10.14 Idea Family has not claimed, realized or received any COVID-19 subsidy amounts to which it was not, or is not, entitled and has satisfied at all times the relevant criteria and conditions entitling it to such amounts.

6.10.15 Idea Family has not acquired any property from any Person not dealing at arm's length with it for an amount less than (or that exceeds) the fair market value of such property.

7. REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser hereby represents and warrants to the Vendors that the following representations and warranties are true and accurate as at the Agreement Date and at the Closing Date (as if made on that date), except for representations and warranties that address matters only as to a specified date or dates, which representations and warranties shall be so true and correct on and as of such specified date or dates.

7.1 Incorporation

The Purchaser:

7.1.1 is duly incorporated and organised, validly existing and in good standing under the Laws of its jurisdiction of incorporation; and

7.1.2 has all necessary corporate power and authority to own, lease and operate its properties and to carry on its business as and in the places where such properties are now owned, leased or operated or such business is now conducted.

7.2 Authorization

7.2.1 The Purchaser has the necessary corporate power and authority to enter into and deliver this Agreement and each Closing Document to which it is a party, and to perform its obligations hereunder and thereunder. The execution and delivery by the Purchaser of this Agreement and each Closing Document to which it is a party, and the performance by the Purchaser of its obligations hereunder and thereunder have been duly authorized by all necessary corporate action on its part.

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7.2.2 Except for the notification required to be given to the NASDAQ at least fifteen (15) days prior to the issuance of the Equity Consideration, the execution and delivery by the Purchaser of this Agreement and of each Closing Document to which it is a party, and the performance by the Purchaser of its obligations hereunder and thereunder do not require any action or consent of, any registration with, or notification to, any Person.

7.3 Enforceability

This Agreement constitutes, and each Closing Document to which the Purchaser is a party will constitute, upon its execution, a legal, valid and binding obligation of the Purchaser enforceable against it in accordance with its terms, subject, however, to limitations with respect to enforcement imposed by:

7.3.1 bankruptcy Laws, insolvency Laws and other Laws affecting creditors' rights generally;

7.3.2 judicial procedure and other Laws governing the availability of remedies; and

7.3.3 general principles of equity and civil law, including the availability of remedies, such as specific performance and injunction, which are remedies granted at the discretion of a court of competent jurisdiction from which they are sought.

7.4 No Conflict

The execution and delivery of this Agreement and of each Closing Document to which the Purchaser is a party, the consummation of the transactions contemplated herein and therein, the performance by the Purchaser of its obligations hereunder and thereunder and the compliance by the Purchaser with the provisions hereof and thereof does not:

7.4.1 constitute a default under or breach of the Constating Documents of the Purchaser;

7.4.2 constitute a default under or breach of any Contract to which the Purchaser is a party or by which its property is bound; or

7.4.3 result in the violation of any Laws.

7.5 No Knowledge

The Purchaser warrants that it has no Knowledge of any fact, matter, circumstance or issue or of any other ground which might give rise to a Direct Claim, other than the matters set forth in Sections 2.5.2. Notwithstanding the foregoing, this subsection 7.5 does not apply to tax representations and warranties in Sections 5.24 and 6.10 of this Agreement.

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8. COVENANTS OF THE VENDORS

8.1 Conduct of Business

8.1.1 The Vendors shall cause the Purchased Corporations, from the Agreement Date up to the Closing Date, to conduct the Business in the Ordinary Course of Business and, without limiting the generality of the foregoing, the Vendors shall cause the Purchased Corporations not to, without the prior consent of the Purchaser, which shall not be unreasonably withheld, conditioned or delayed. In urgent matters whereby the operations or the assets of the Purchased Corporations are immediately threatened, such consent shall be deemed to be given if (i) the urgency is specified in the notice to the Purchaser, and (ii) the Purchaser does not respond within 24 hours following such request:

8.1.1.1 incur or discharge any secured or unsecured Liability other than (i) Liabilities disclosed in the 2021 Financial Statements, and (ii) Liabilities incurred since the 2021 Financial Statements Date in the Ordinary Course of Business;

8.1.1.2 incur any Indebtedness;

8.1.1.3 waive or cancel any claim, Accounts Receivable or material right or make any gift;

8.1.1.4 use, sell or otherwise dispose of any Assets other than in the Ordinary Course of Business;

8.1.1.5 issue, sell or otherwise dispose of any shares, warrants, rights, bonds, debentures, notes or other corporate securities of the Purchased Corporations;

8.1.1.6 modify their Constating Documents or equity structure;

8.1.1.7 reserve, declare, make or pay any dividend, except for dividends declared or accrued before the 2021 Financial Statements Date and reflected in the 2021 Financial Statements, or redeem, repurchase, purchase, or otherwise acquire any of their shares;

8.1.1.8 grant any increases in salaries, payments and/or benefits to the Employees, except in the Ordinary Course of Business or as is necessary to comply with applicable Laws or the Employment Contracts;

8.1.1.9 enter into any Employment Contract or make any change in or to (i) the rate or form of compensation or remuneration payable to or to become payable to any of its shareholders, directors, officers, Employees, licensors, licensees, franchisors, franchisees, distributors, agents or suppliers, or (ii) any bonus or other incentive payments or arrangements with any of its shareholders, directors, officers, Employees, licensors, licensees, franchisors, franchisees, distributors, agents, suppliers or clients;

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8.1.1.10 remove any director or auditor or terminate any officer without cause;

8.1.1.11 enter into, terminate, cancel, amend, modify, alter or vary any Material Contract;

8.1.1.12 voluntarily permit any Person to subject the Purchased Shares or the Assets to any Encumbrance;

8.1.1.13 purchase or otherwise acquire any shares, units or other interests, or securities convertible into shares or units, or limited liability company interests, of any Person or enter into any profit sharing arrangement, partnership or joint venture with any Person which is not the Operating Corporations;

8.1.1.14 (i) grant to any client any special allowance, discount or other benefit, or (ii) change its pricing, credit or payment policies; or

8.1.1.15 authorize, agree or otherwise commit to do any of the foregoing or otherwise faile to take any action within its control which would result in any of the foregoing,

except as required by Law, Order or as provided for or contemplated in this Agreement.

8.1.2 In addition, and without limiting the generality of the foregoing, from the Agreement Date up to the Closing Date, the Vendors shall cause the Purchased Corporations to:

8.1.2.1 (i) comply with any Laws in all material respects, (ii) timely file all reports and returns, including Tax Returns, required to be filed by any Laws or Employee Plans, and (iii) pay or provide for the payment of all Taxes when due and payable;

8.1.2.2 maintain the Books and Records in a manner that fairly and accurately reflects its income, expenses and Liabilities in accordance with Belgian GAAP and use accounting policies, practices and calculations applied on a basis consistent with past periods and throughout the periods involved;

8.1.2.3 maintain and, upon expiry prior to the Closing Date, renew any and all insurance policies listed in Schedule 8.1.2.3 for a period of at least one

(1) year substantially upon the same terms as those currently in force;

8.1.2.4 perform all of its contractual obligations in accordance with the terms thereof; and

8.1.2.5 maintain and keep its material Assets in good condition and working order, except for ordinary wear and tear.

8.2 Business Organisation

From the Agreement Date up to the Closing Date, the Vendors shall (i) cause each Operating Corporation to use their best efforts to keep its business existence intact, (ii) use their best efforts to keep available the services of its present directors, auditors, officers and Employees and preserve the goodwill of all Persons with whom it maintains business relations, including, without limitation, all agents, franchisors, franchisees, licensors, licensees, distributors, suppliers, and clients of the Operating Corporations, (iii) from time to time, as reasonably requested by the Purchaser, report to the Purchaser concerning the status of the Business of the Operating Corporations.

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8.3 Adverse Change

8.3.1 From the Agreement Date up to the Closing Date, the Vendors shall notify forthwith the Purchaser of any fact, condition and/or circumstance of which any of the Vendors has actual knowledge which (i) constitutes a fact which should be disclosed to the Purchaser in order to make any representation or warranty of any of the Vendors true and accurate, (ii) causes or constitutes a breach of any representation or warranty of any of the Vendors, had such representation or warranty been made as of the time of occurrence or discovery of such fact, condition or circumstance, and should any such fact, condition and/or circumstance require any change in the Agreement (including the Data Room or the Schedules) if these were dated the date of the occurrence or discovery of any such fact, condition or circumstance, (iii) results in a Material Adverse Change of the Purchased Corporations, or (iv) prevents the Operating Corporations from conducting the Business substantially in the Ordinary Course of Business. To the extent that the facts, conditions and/or circumstances notified by the Vendors to the Purchaser during the period from the Agreement Date up to the Closing Date constitute a breach of one or more of the representations or warranties made by the Vendors, such disclosure shall only relieve the Vendors from liability under this Agreement to the extent that such notification expressly mentions such breach and the Purchaser has expressly accepted the disclosure in writing (acting reasonably), without prejudice to the Purchaser's rights under Section 10.1.

8.3.2 Without limiting the generality of Section 8.3.1, the Vendors shall:

8.3.2.1 give prompt written notice to the Purchaser of the commencement of any Proceeding or the assertion of any material claim or Threatened Proceeding against the Purchased Corporations, in each case to the extent such Vendor has actual knowledge thereof; and

8.3.2.2 keep the Purchaser fully and promptly informed as to any developments in any pending Proceeding.

8.4 Access

From the Agreement Date up to the Closing Date the Vendors shall:

(i) provide such information regarding the businesses and affairs of the Purchased Corporations as the Purchaser may reasonably require; and

(ii) provide such other co-operation to the Purchaser, its agents, representatives and advisers as they may reasonably require, which may include access to the Purchased Corporations' premises subject to reasonable prior notice to the Vendors and during normal business hours (such access not to be unreasonably withheld).

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8.5 No Negotiation

Until such time, if any, as this Agreement is terminated pursuant to Section 11, each of the Vendors shall not, and shall cause the Operating Corporations and each of their directors, officers and agents not to, directly or indirectly solicit, initiate, or encourage any inquiries or proposals from, discuss or negotiate with, provide any non-public information to, or consider the merits of any unsolicited inquiries or proposals from, any Person (other than the Purchaser and its Affiliates) relating to any transaction involving the sale of the Purchased Shares or any of the other shares of any of the Operating Corporations, Business or Assets (other than in the Ordinary Course of Business) of the Operating Corporations, or any of the share capital of any Operating Corporation, or any merger, consolidation, business combination, or similar transaction involving any Operating Corporation.

8.6 Confidentiality

From and after the Closing Date, except as provided in Section 17.1, each of the Vendors shall not, and each of the Vendors shall cause each of its Affiliates not to, disclose directly or indirectly to any Person, any information concerning the Purchased Corporations not rightfully in the public domain (including, without limitation, lists of clients or suppliers, pricing strategies, business files and records, trade secrets and financial information), except for any information: (i) the disclosure of which is required by Law or an Order, in which case, any of the Vendors will advise in writing the Purchaser prior to any such disclosure, (ii) which is disclosed to give effect to the terms of this Agreement or any of the Closing Documents, in which case, any of the Vendors shall advise in writing the Purchaser prior to any such disclosure, (iii) which is or becomes generally available to the public or is independently developed by any Person, other than as a result of a breach by any of the Vendors of this Section 8.6, (iv) which is, by lawful means and without breach of any confidential agreement, made available to any of the Vendors by a third party having a right to disclose it, or (v) the disclosure of which is authorized in writing by the Purchaser.

8.7 Tax Reports

After the Closing Date, each of the Vendors shall provide its full collaboration to the Purchased Corporations for the preparation and filing with the relevant Taxing Authorities of all Tax Returns that are required to be filed by the Purchaser pursuant to applicable Tax Laws for all Tax Periods ending on or prior to the Closing Date.

8.8 Required Approvals

As promptly as practicable after the Agreement Date, the Vendors shall, and shall cause the Operating Corporations to obtain all consents identified in Schedule 8.8.

8.9 Payment of Indebtedness by Related Persons

The Vendors shall cause all Indebtedness owed to the Operating Corporations by any of the Vendors or any Person not dealing at arm's length with any of the Vendors or the Operating Corporation to be paid in full prior to Closing.

8.10 Completion of Closing Conditions

The Vendors shall take all such actions as are within its power to control and shall use its best efforts to cause other actions to be taken which are not within its power to control so as to ensure full and timely compliance by each of the Vendors, the Operating Corporations with all conditions set forth herein and to ensure that:

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8.10.1 all covenants, agreements and objectives required by this Agreement are performed and complied with by each of the Vendors or the Operating Corporations, as the case may be; and

8.10.2 the transactions provided for herein or contemplated hereby are completed,

in each case, at or prior to the Closing Date unless another time is specified herein.

8.11 Qualification of the Covenants

In applying and enforcing the provisions set out in Section 8.1 to and including Section 8.10, the Purchaser shall act towards the Vendors and the Purchased Corporations in good faith in accordance with Article 1134, 3rd paragraph of the (Old) Belgian Civil Code.

9. COVENANTS OF THE PURCHASER

9.1 Investment Consideration

The Purchaser agrees, subject to Closing having occurred, to provide the necessary funding to the Operating Corporations up to a maximum aggregate amount of SIX MILLION EUROS (€ 6,000,000) (the "Investment Consideration") in the form of a loan or in the form of equity, over a period of three (3) years from the Closing Date, pursuant to the following terms and conditions:

[Content relates to confidential matters of the parties.]

9.1.2 The Purchaser shall provide the Operating Corporations with necessary funding up to a maximum aggregate amount equal to FOUR MILLION EUROS (€ 4,000,000) (the "Investment Consideration Balance"), upon approval in whole or in part of a business plan of the Operating Corporations (the "Business Plan") by their board of directors and receipt of a funding request from the Operating Corporations in relation to the Investment Consideration Balance; and

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9.1.3 The Business Plan, which is to be provided as part of a funding request from the Operating Corporations in relation to the Investment Consideration Balance, will be agreed upon between the Parties following the Closing Date, and shall detail:

9.1.3.1 the needs and operational expenses that justify the amount of funding from the Investment Consideration Balance;

9.1.3.2 the proposed use of the funding from the Investment Consideration Balance, which shall include the development of the Platform and the correction of any material deficiencies related to Intellectual Property, cybersecurity and other such issues identified in the Business Plan by the Parties; and

9.1.3.3 a disbursement schedule.

9.2 Notification to NASDAQ

Immediately following the execution of this Agreement, the Purchaser shall cause IPA to make all required notifications to NASDAQ with respect to the issuance of the IPA Shares in the context of the Equity Consideration so as to ensure that the Closing Date can take place no more than fifteen (15) days after the Agreement Date and will provide the Vendors with a copy of such notifications as well as any responses received by NASDAQ in this respect.

9.3 Liquidation of Idea Family

Provided that the IDF Vendors pay any and all fees and expenses (including but not limited to banking, legal and accounting fees) to maintain the existence of Idea Family (the "Idea Family Maintenance Fees"), the Purchaser covenants and agrees not to liquidate Idea Family before December 31, 2025, save and except in the event of any of the following cases:

9.3.1 If Biostrand permanently ceases all or nearly all its activities, is declared bankrupt, commits an act of insolvency within the meaning of any insolvency law, is petitioned into bankruptcy and such petition is not contested in good faith, makes an assignment of its property for the benefit of its creditors generally or is wound up or dissolved in any way; or

9.3.2 If the Management Agreement of Dirk Van Hyfte or Ingrid Brands with Biostrand is (i) terminated for any other reason than a "For Cause by Manager" event (as defined in the Management Agreement) or (ii) terminated by Biostrand for reason of a "For Cause by Company" event (as defined in the Management Agreement).

The present undertaking is not intended to be interpreted as a requirement for the Purchaser to inform the Vendors or to obtain the latter's consent before proceeding with any assignment, transfer, sale or purchase of any assets or shares of Idea Family (except as set forth in Section 17.5). For greater clarity, the Purchaser shall be entitled to operate Idea Family in its normal course of business without the intervention of the Vendors.

The Idea Family Maintenance Fees shall will be invoiced by Idea Family to the IDF Vendors annually within ninety (90) days after the approval of the financial statements. The IDF Vendors shall pay the Idea Family Maintenance Fees within thirty (30) days upon receipt of the invoice. It is agreed and understood that the Idea Family Maintenance Fees shall not exceed EUR 10,000 annually.

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9.4 Change of Registered Office

Immediately following the Closing on the Closing Date, the Purchaser shall cause the Purchased Corporations to change their registered office to the address of the Leased Real Property at "BioVille" and provide evidence thereof to the Idea Partnerships Representative. The Vendors confirm that the concerned lessor has accepted that the Purchased Corporations will change their registered office to that address. The Purchaser shall take all necessary actions to cause the Purchased Corporations to file such decision with the clerk's office of the commercial court of Hasselt and publish such changes in the Annexes to the Belgian State Gazette and the Kruispuntbank Ondernemingen.

10. CONDITIONS OF CLOSING

10.1 Conditions for the Benefit of the Purchaser

The purchase and sale, assignment and transfer of the Purchased Shares in accordance with the terms of this Agreement are subject to the following conditions, each of which is hereby declared to be for the exclusive benefit of the Purchaser. Each condition is to be performed or complied with at or prior to the Closing Date:

10.1.1 Truth of Representations and Warranties of the Vendors. The representations and warranties of each of the Vendors contained in Sections 4, 5 and 6 of this Agreement shall be deemed to have been made as at the Closing Date (except for representations and warranties that address matters only as to a specified date or dates, which representations and warranties shall be so true and correct on and as of such specified date or dates and giving full effect to any supplements to the Agreement that were delivered by the Vendors to the Purchaser prior to the Closing Date if, and only if, any breaches of representations and warranties expressly disclosed in such supplements were accepted in writing by the Purchaser in accordance with Section 8.3.1), and (i) the Fundamental Warranties shall be true and accurate and (ii) the remaining representations and warranties contained in Sections 4, 5 and 6 of this Agreement shall be true and accurate (disregarding any materiality qualifications therein) except as would not constitute a Material Adverse Change with respect to the Purchased Corporations (in each case subject to the Vendors' right to cure set forth in Section 11.1.1), and each of the Vendors shall have delivered to the Purchaser at the Closing Date a certificate dated the Closing Date to such effect. The receipt of such certificate and the closing of the transactions contemplated by this Agreement shall not be nor be deemed to be a waiver of the representations and warranties of each of the Vendors contained in this Agreement, which representations and warranties shall continue in full force and effect for the benefit of the Purchaser, subject to the limitations provided under this Agreement (and in particular Section 13.1 and Section 14).

10.1.2 Performance by the Vendors.

10.1.2.1 Each of the Vendors shall have performed or complied in all material respects with all of its covenants, agreements and obligations herein contained to the extent the same are to be performed or complied with at or prior to the Closing Date and each of the Vendors shall have delivered to the Purchaser at the Closing Date a certificate dated the Closing Date to such effect.

10.1.2.2 Each document required to be delivered pursuant to Section 12.2 shall have been delivered and each of the other covenants and obligations in Section 8 shall have been performed and complied with in all material respects, at or prior to the Closing Date.

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10.1.3 Waivers. The Vendors shall deliver to the Purchaser satisfactory waiver letter from KBC Autolease confirming waiver of their right to terminate the Biostrand Car Leases, due to the sale, assignment and transfer of the shares of Biostrand to the Purchaser.

10.1.4 Litigation. No Proceeding shall have been instituted (or Threatened) against the Purchaser, each of the Vendors (or any of their Affiliates) or any of the Purchased Corporations (i) to prohibit or restrict the completion of the transactions contemplated hereby or in any of the Closing Documents in accordance with the provisions herein and therein, or to seek any damages or other relief in connection therewith or (ii) which would reasonably be expected to prevent, delay, make illegal or otherwise interfere with any of the transactions contemplated hereby or in any of the Closing Documents, or to result in a Material Adverse Change in the Business.

10.1.5 No Material Change. From the Agreement Date up to and including the Closing Date there shall have been no Material Adverse Change in the Business of the Purchased Corporations which is continuing.

10.1.6 No Claim Regarding Ownership or Purchase Price. There must not have been made or Threatened by any third Person any claim asserting that such third Person (i) is the owner of, or has the right to acquire or to obtain ownership of, any share of, or any other voting, equity, or ownership interest in, any of the Purchased Corporations, or (ii) is entitled to all or any portion of the Purchase Price payable for the Purchased Shares.

10.1.7 No Prohibition. No Law or Order issues by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation or the performance of any of the transactions contemplated hereby or in any of the Closing Documents will be in effect and no action shall have been taken by any Governmental Entity seeking any of the foregoing and no Law or Order shall have been enacted, entered into, enforced that makes the consummation of the sale and purchase of the Purchased Shares illegal.

Any condition can be waived in whole or in part in writing by the Purchaser without prejudice to any claims it may have for breach of representations or warranty or non-performance of an obligation.

10.2 Conditions for the Benefit of the Vendors

The purchase and sale, assignment and transfer of the Purchased Shares, in accordance with the terms of this Agreement are subject to the following conditions, each of which is hereby declared to be for the exclusive benefit of each of the Vendors. Each condition is to be performed or complied with in all respects at or prior to the Closing Date:

10.2.1 Truth of Representations and Warranties of the Purchaser. The representations and warranties of the Purchaser contained in Section 7 of this Agreement shall be deemed to have been made as on Closing Date (except for representations and warranties that address matters only as to a specified date or dates, which representations and warranties shall be so true and correct on and as of such specified date or dates), and the representations and warranties contained in Section 7 shall be true and accurate, and the Purchaser shall have delivered to each of the Vendors a certificate dated the Closing Date to such effect. The receipt of such certificate and the closing of the transactions contemplated by this Agreement shall not be nor be deemed to be a waiver of the representations and warranties contained in this Agreement, which representations and warranties of the Purchaser shall continue in full force and effect for the benefit of each of the Vendors subject to the limitations provided under this Agreement and in particular Section 13.2.

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10.2.2 Performance by the Purchaser.

10.2.2.1 The Purchaser shall have performed or complied in all respects with all of its covenants, agreements and obligations herein contained to the extent the same are to be performed or complied with at or prior to the Closing Date and the Purchaser shall have delivered to each of the Vendors a certificate dated the Closing Date to such effect.

10.2.2.2 Each document required to be delivered pursuant to Section 12.3 shall have been delivered at or prior to the Closing Date.

10.2.3 Litigation. No Proceeding shall have been instituted (or Threatened) against any of the Vendors (or any of their Affiliates) or in any of the Closing Documents, or against the Purchaser (or any of its Affiliates), the Purchased Corporation (i) to prohibit or restrict the completion of the transactions contemplated hereby or in any of the Closing Documents in accordance with the provisions herein and therein, or to seek any damages or other relief in connection therewith or (ii) which would reasonably be expected to prevent, delay, make illegal or otherwise interfere with any of the transactions contemplated hereby or in any of the Closing Documents, or to result in a Material Adverse Change in the Business.

10.2.4 No Material Change. From the Agreement Date up to and including the Closing Date there shall have been no Material Adverse Change in the Business of the Purchased Corporations which is continuing.

10.2.5 No Prohibition: No Law or Order issues by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation or the performance of any of the transactions contemplated hereby or in any of the Closing Documents will be in effect and no action shall have been taken by any Governmental Entity seeking any of the foregoing and no Law or Order shall have been enacted, entered into, enforced that makes the consummation of the sale and purchase of the Purchased Shares illegal

Any condition can be waived in whole or in part in writing by any of the Vendors without prejudice to any claims it may have for breach of representations or warranty or non-performance of an obligation.

11. TERMINATION

11.1 Termination Events

This Agreement may, by notice given prior to or at the Closing, be terminated:

11.1.1 (i) by the Purchaser if any of the conditions in Section 10.1 has not been satisfied as of the Closing Date or if satisfaction of such a condition is or becomes impossible (other than through the failure of the Purchaser to comply with its obligations under this Agreement and without prejudice to the right of the Vendors to cure any such breach or default that is curable within ten (10) Business Days following written notice of such breach or default) and the Purchaser has not waived such condition on or before the Closing Date, or (ii) by the Vendors, if any of the conditions in Section 10.2 has not been satisfied as of the Closing Date or if satisfaction of such a condition is or becomes impossible (other than through the failure of any of the Vendors to comply with their obligations under this Agreement and without prejudice to the right of the Purchaser to cure any such breach or default that is curable within ten (10) Business Days following written notice of such breach or default) and the Vendors have not waived such condition on or before the Closing Date;

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11.1.2 by mutual consent of the Purchaser and the Vendors; or

11.1.3 by either the Purchaser or the Vendors if the Closing has not occurred (other than through the failure of any Party seeking to terminate this Agreement to comply fully with its obligations under this Agreement) on or before April 13, 2022, or such later date as the Parties may agree upon in writing.

11.2 Frustration of Closing Conditions

Neither the Vendors nor the Purchaser may rely, either as a basis for not consummating the transactions contemplated by this Agreement or for terminating this Agreement, on the failure of any conditions set forth in Section 10 to be satisfied, if such failure was caused, in the case of the Vendors, by any of the Vendors' breach of any provision of this Agreement or failure to use its commercially reasonable efforts to consummate the transactions contemplated by this Agreement, or if by the Purchaser, the Purchaser's breach of any provision of this Agreement or failure to use its commercially reasonable efforts to consummate the transactions contemplated by this Agreement.

11.3 Effect of Termination

11.3.1 Each Party's right of termination under this Section 11 is in addition to any other rights it may have under this Agreement or otherwise, and the exercise of a right of termination shall not be an election of remedies. Following Closing, Section 14 shall exclusively control the remedies against the Vendors under this Agreement.

11.3.2 If this Agreement is terminated pursuant to Section 11.1, all further obligations of the Parties under this Agreement shall terminate, except that the obligations in Sections 8.6 (Confidentiality), 11.4 (Non-Solicitation), 16 (Arbitration and Mediation), 17.1 (Press Release and Confidentiality), 17.6 (Notices) and 17.9 (Survival) shall survive, together with any definition provisions; provided, however, that if this Agreement is terminated by a Party because of the breach of the Agreement by the other Party or because one or more of the conditions to the terminating Party's obligations under this Agreement is not satisfied as a result of the other Party's failure to comply with its obligations under this Agreement, the terminating Party's right to pursue all legal remedies shall survive such termination unimpaired.

11.4 Non-Solicitation

In the event of termination of this Agreement as provided in Section 11, Purchaser shall not, for a period of two (2) years following the date of such termination, either on its own account or for any Person (including through any existing or future Affiliate), directly or indirectly (a) solicit any of the Employees to leave his or her employment or engagement with the Operating Corporations, (b) induce or attempt to induce any such Employee to terminate or breach his or her employment agreement or engagement agreement with the Operating Corporations, or (c) hire or cause any third party to hire any such Employee, whether as an employee, independent contractor, consultant or otherwise, provided, however, that nothing herein shall prohibit any solicitation or hiring of an Employee (i) that is made solely through generalized searches through media advertising, employment search firms or otherwise that are not specifically focused on such Employee or (ii) in the event that such person initiates discussions on an unsolicited basis.

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12. CLOSING

12.1 Date, Time and Place of Closing

The Closing shall take place virtually or at the offices of ALTIUS CVBA, Avenue du Port 86C b.414, 1000 Brussels, Belgium, at the Closing Date, or at such other place as may be agreed in writing between the Parties. Subject to the provisions of Section 11, failure to consummate the purchase and sale provided for in this Agreement on the date and time and at the place determined pursuant to this Section 12.1 will not result in the termination of this Agreement and will not relieve any Party of any obligation under this Agreement.

12.2 Vendor' Closing Deliveries

On Closing Date, each of the Vendors shall:

12.2.1 deliver to the Purchaser the officer's certificate referred to in Sections 10.1.1 and 10.1.2.1, substantially in the form of Exhibit 12.2.1;

12.2.2 deliver to the Vendors certified copies of unanimous written resolutions of the directors of K&E authorising the transactions described herein and in the Closing Documents;

12.2.3 deliver to the Purchaser the original of the two certificates as meant in article 5:29 of the Belgian Companies and Associations Code that were drawn up in the past with regard to the IDF Vendors' shareholding in IDF (Data Room ref. 1.2.IF);

12.2.4 record the transfer of the Purchased Shares to the Purchaser in the share registers of the Purchased Corporations and sign such share registers to that effect, and hand the share registers of all Purchased Corporations over to the Purchaser;

12.2.5 execute the Closing Documents to which any of the Vendors is a party and cause the Purchased Corporations to execute same;

12.2.6 deliver to the Purchaser a final receipt, release and waiver by each of the Vendors, Ingrid Brands, Dirk Van Hyfte, Arnout Van Hyfte, Koen Quaghebeur and Els Paesmans in favour of the Purchaser and the Purchased Corporations, substantially in the form of Exhibit 12.2.6;

12.2.7 deliver to the Purchaser signed copies of the Management Agreements of Ingrid Brands, Dirk Van Hyfte, Arnout Van Hyfte and Carlo Wouters;

12.2.8 deliver to the Purchaser signed copies of the Confidentiality and Non-Competition Agreement by each of the Vendors as well as by each of Ingrid Brands, Dirk Van Hyfte, Arnout Van Hyfte, Koen Quaghebeur and Els Paesmans;

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12.2.9 deliver to the Purchaser signed copies of the Assignment Agreements;

[Content relates to confidential matters of the parties.]

12.2.11 deliver to the Purchaser a confirmation that the Idea Family Car Lease has been terminated or has been transferred prior to the Closing Date to Idea Consult BV, in either case without any further obligations or liabilities on the part of Idea Family;

12.2.12 deliver to the Purchaser executed resignation letters for all directors (and, as the case may be, managing director) of each of the Operating Corporations except for Dirk Van Hyfte and Ingrid Brands, who will also confirm in writing that they have no outstanding claims, demands nor debts towards any of the Operating Corporations;

12.2.13 deliver to the Purchaser executed resignation letters for all directors (and, as the case may be, managing director) of Idea Family, who will also confirm in writing that they have no outstanding claims, demands nor debts towards Idea Family;

12.2.14 deliver to the Purchaser satisfactory evidence that the existing shareholders agreements for each of the Purchased Corporation have been officially terminated; and

12.2.15 deliver to the Purchaser by leaving same at the offices of the Purchased Corporations, the Books and Records as well as the insurance policies, Contracts or indications of ownership of the Purchased Corporations in and to their Assets and all other documents, certificates and records of the Purchased Corporations not previously delivered to the Purchaser.

12.3 Purchaser Closing Deliveries

If (i) each condition set forth in Section 10.1.1 is (a) performed or complied with, or (b) waived by the Purchaser, and (ii) this Agreement is not terminated in accordance with Section 11, then the Purchaser shall:

12.3.1 deliver to the Vendors satisfactory evidence that IPA has notified NASDAQ of the issuance of the Equity Consideration at the Closing Date;

12.3.2 deliver to the Vendors certified copies of resolutions of the directors of the Purchaser authorising the transactions described herein and in the Closing Documents;

12.3.3 deliver to the Vendors the officer's certificate referred to in Section 10.2.1 and 10.2.2.1, substantially in the form of Exhibit 12.3.3;

12.3.4 pay the Equity Consideration in conformity with this Agreement (it being understood that the Cash Consideration shall be paid at the Agreement Date in conformity with this Agreement);

12.3.5 sign, or procure the signing on its behalf of, the Purchased Corporations' share registers to accept the transfer of the Purchased Shares;

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12.3.6 deliver to the Vendors satisfactory evidence that the Purchaser has repaid, in the name and on behalf of any relevant Purchased Corporation, any Indebtedness (including short-term Indebtedness) owed at the Closing by the Purchased Corporations to the Vendors or any of their Affiliates (including, for the avoidance of doubt, Idea Consult and K&E). For clarity purpose, the Purchase Price shall be decreased on a euro-for-euro basis with the amount of the Indebtedness paid by Purchaser on the Closing Date in accordance with the closing adjustments provisions of Section 3.2;

12.3.7 hold, or procure the holding of, a general meeting of shareholders of each Purchased Corporation (or sign written shareholders resolutions) in order to (i) acknowledge the resignation of the directors who resigned, (ii) grant (interim) discharge to all directors for the exercise of their mandate during the fiscal years 2021 and 2022 (from the start of the fiscal year until the Closing Date) (provided that no discharge shall have effect in respect of any fraud or wilful deceit of the actual condition of the Purchased Corporations and provided further that no such discharge shall prejudice the Purchaser's rights under this Agreement against the Vendors), and (iii) to appoint new directors; and

12.3.8 execute the Closing Documents to which the Purchaser is a party.

13. SURVIVAL OF REPRESENTATIONS AND WARRANTIES

13.1 Survival of Representations and Warranties of the Vendors

13.1.1 The representations and warranties of each of the Vendors contained in this Agreement shall survive the completion of the transactions contemplated by this Agreement, and notwithstanding such completion shall continue in full force for the benefit of the Purchaser

[Content relates to confidential matters of the parties.]

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13.1.2 Notwithstanding anything to the contrary herein provided and subject to Closing, the Purchaser shall, in the event of any breach of a representation or warranty of either of the Vendors be permitted to make a Direct Claim under this Agreement after the expiration of any period referred to in this Section 13.1; provided, however, that the Purchaser shall have given notice to each of the Vendors of such breach of a representation and warranty in conformity with the requirements of Section 14 prior to the expiration of the applicable survival period ascribed to such representation and warranty in this Section 13.1.

13.2 Survival of Representations and Warranties of Purchaser

13.2.1 The representations and warranties of the Purchaser contained in this Agreement shall survive the completion of the transactions contemplated by this Agreement, and notwithstanding such completion, shall continue in full force for the benefit of the Vendors

[Content relates to confidential matters of the parties.]

13.2.2 Notwithstanding anything to the contrary herein provided, the Vendors shall, in the event of any breach of a representation or warranty by the Purchaser, be permitted to make a claim or exercise any remedy against the Purchaser under this Agreement after the expiration of any period referred to in this Section 13.2; provided, however, that the Vendors shall have given notice to the Purchaser of such breach of a representation and warranty prior to the expiration of the applicable survival period ascribed to such representation and warranty in this Section 13.2.

14. INDEMNIFICATION

14.1 Indemnification by the Vendors

Each Vendor (an "Indemnifying Party") agrees, severally and not jointly (except as explicitly stated otherwise in this Agreement), to indemnify and hold harmless, in each case subject to the limitations set out in this Agreement, the Purchaser or, at the Purchaser's discretion, the Purchased Corporations ("an Indemnified Party"), from and against any Losses which any of them may actually suffer or incur as a result of, arising out of or relating to:

14.1.1 any violation, contravention or breach of any covenant, agreement or obligation of any of the Vendors under or pursuant to this Agreement (and then such breaching Vendor shall be solely liable for the resulting Loss);

14.1.2 any incorrectness in, or breach of, any representation or warranty in Section 4 by any of the Vendors (and then such Vendor shall be solely liable for the resulting Loss);

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 14.1.3 any incorrectness in, or breach of, any representation or warranty in Section 5 (and then such Vendor shall be liable only for an amount equal to its Allocation Percentage of the resulting Loss, it being understood however that Idea Partnership 1 and Idea Partnership 2 shall be jointly and severally liable for an amount equal to their aggregated Allocation Percentage of the resulting Loss);

14.1.4 any incorrectness in, or breach of, any representation or warranty in Section 6 (and then solely Idea Partnership 1 and Idea Partnership 2 shall be jointly and severally liable for the entire resulting Loss); and

14.1.5 any Third Party Claim containing allegations which, if true, would constitute an event described in Sections 14.1.1, 14.1.2, 14.1.3 or 14.1.4, in which event each Vendor shall be liable as set out in those Sections.

If the same event, matter or circumstances can give rise to a Direct Claim under several provisions of this Agreement, the Purchaser shall have the right, in its absolute discretion, to choose the provision upon which it is to base its Direct Claim, it being understood that the Purchaser (or, if the Purchaser so chooses, any Purchased Corporation) shall only be indemnified once.

14.2 Indemnification by Purchaser

The Purchaser shall indemnify and hold harmless the Vendors from and against any Losses which any of them may actually suffer or incur as a result of, in respect of or arising out of:

14.2.1 any violation, contravention or breach of any covenant, agreement or obligation of the Purchaser under or pursuant to this Agreement;

14.2.2 any incorrectness in, or breach of, any representation or warranty made by the Purchaser in Section 7 or in any certificate or other document delivered or given pursuant to this Agreement, whether or not any of the Vendors relied thereon or had Knowledge thereof; or

14.2.3 any Proceeding or claim or demand by any Person containing allegations which, if true, would constitute an event described in Sections 14.2.1 or 14.2.2.

14.3 Calculation of Losses

The losses eligible to be indemnified pursuant to this Agreement (the "Losses") shall be determined on the basis of the following provisions:

14.3.1 a Loss shall mean any form of damage (and related expenses), losses, obligations, liabilities, penalties or payments, qualifying for indemnification in accordance with article 1149 to and including 1153 of the (old) Belgian civil code;

14.3.2 in order to determine which Losses the Indemnified Party incurs in connection with or arising from any breach of the representations or warranties of the Vendors, the position in which the Indemnified Party effectively finds itself is compared with the position in which the Indemnified Party would find itself if the breach of the relevant representation or warranty had not occurred;

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 14.3.3 any Losses incurred by any Purchased Corporations shall be deemed to be incurred by the Purchaser in the same amount, unless the Purchaser establishes that it has suffered higher Losses;

14.3.4 under no circumstances shall any multiple, any other ratio or any assumption that may have been used (directly or indirectly) for calculating the Purchase Price be taken into account to determine the amount of the Losses;

14.3.5 if any payment by the Vendors to the Purchaser under this Agreement is or becomes subject to Tax in the hands of the Purchaser, the amount paid shall be increased to ensure that the net amount received by the Purchaser after such Tax is equal to the amount which would have been received by the Purchaser had the payment not been subject to Tax. In the event the Purchaser requests, in its discretion, that the Vendors indemnify and hold harmless the Purchased Corporations, the Vendors shall not be liable for any Taxes incurred by the Purchased Corporations as a result of such payment.

14.3.6 to calculate the Losses, the loss shall be decreased with the amount of any Tax Saving; and

14.3.7 for the sole purposes of determining Losses (and not for determining whether or not any breaches of representations or warranties have occurred), the representations and warranties shall not be deemed qualified by any references to materiality or to a Material Adverse Change.

14.4 Disclosure

14.4.1 The Purchaser shall not be entitled to claim any indemnification for a breach of any representation or warranty (other than the Fundamental Representations, the Tax representations and warranties in Sections 5.24 and 6.10 or in respect of the matters set forth in Section 2.5.2) pursuant to Section 14.1.2, 14.1.3, 14.1.4 or 14.1.5 in respect of any matter or circumstance that is Fairly Disclosed in the Agreement, the Data Room or in the Schedules, it being understood that matters or circumstances giving rise to a breach of any representation or warranty shall only be considered as "Fairly Disclosed" if such matters or circumstances and the materiality thereof were reasonably evident to a purchaser assisted by professional advisors.

14.4.2 For the avoidance of doubt, if a representation or warranty contains a qualification or exception referring to certain matters, statement of facts or factual information (including specific Schedules), such qualification or exception shall be without prejudice to the full application of this Section 14.4.

14.5 Financial limitations

14.5.1 De Minimis - individually. The Vendors shall not be liable in respect of any single Direct Claim arising out of or in connection with the representations or warranties (other than the Fundamental Representations, the Tax representations and warranties in Sections 5.24 and 6.10 or the Tax Indemnity in Section 14.12) where the amount of Losses to which the Purchaser would otherwise be entitled in respect of such Direct ClaimWhere the amount of Losses to which the Purchaser would otherwise be entitled in respect of such Direct Claim exceeds the aforementioned threshold, the Vendors shall be liable for the full amount and not only for the excess amount.

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If a series of Direct Claims relate to one matter, event, act, omission and/or circumstance (or a series of related matters, event, acts, omissions and/or circumstance), such series of claims shall be deemed to be one single Direct Claim for the purpose of determining if the individual De Minimis threshold set out in this Section 14.5.1 is exceeded.

14.5.2 De Minimis - aggregate. The Vendors shall not be liable in respect of any Direct Claim arising out of or in connection with the representations or warranties (other than the Fundamental Warranties, the Tax representations and warranties in Sections 5.24 and 6.10 or the Tax Indemnity in Section 14.12) unless the aggregate amount of Losses to which the Purchaser would otherwise be entitled in respect of all Direct Claims for which the Vendors (in aggregate) would otherwise be liable (but excluding, for the avoidance of doubt, the Direct Claims in respect of which the amount of Losses is below the amount referred to in Section 14.5.1)

Where the aggregate amount of Losses to which the Purchaser would otherwise be entitled in respect of all Direct Claims for which the Vendors (in aggregate) would otherwise be liable exceeds such threshold, the Vendors shall be liable for the full amount and not only for the excess amount.

14.5.3 Maximum liability.

14.5.3.1 The maximum aggregate amount of the liability of the Vendors arising out of or in connection with the representations and warranties (other than the Fundamental Representations and the representations and warranties in relation to IP and ICT matters set out in Sections 5.17 and 5.18) and the

[Content relates to confidential matters of the parties.]

14.5.3.2 The maximum aggregate amount of the liability of the Vendors arising out of or in connection with the representations and warranties in relation to IP and ICT matters set out in Sections 5.17 and 5.18, shall

[Content relates to confidential matters of the parties.]

14.5.3.3 The maximum aggregate amount of the liability of each Vendor arising out of or in connection with any Direct Claims (other than for breach of the Fundamental Representations of this Agreement) shall not exceed

[Content relates to confidential matters of the parties.]

14.5.3.4 The maximum aggregate amount of the liability of the Vendors arising out of or in connection with the Fundamental Representations shall not be capped.

[Content relates to confidential matters of the parties.]

14.6 Other limitations

14.6.1 No other representations or warranties. The representations and warranties set forth in Sections 4, 5 and 6 are the only representations, warranties or other assurances of any kind given by the Vendors and on which the Purchaser may rely in entering into this Agreement, and no other statement, promise, estimate, forecast, opinion or projection made by the Vendors may form the basis of, or be pleaded in connection with, any claim under or in connection with this Agreement. Without prejudice to the generality of the foregoing, the Vendors do not make any representation as to the accuracy of the forecasts, estimates, projections, statements of intent or statements of opinion provided to the Purchaser.

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14.6.2 Single recovery. The Purchaser shall not be entitled to indemnification more than once in respect of any fact, matter or circumstance giving rise to a Direct Claim.

14.6.3 Contingent liabilities. If a Direct Claim is based on a Liability which is contingent, the Vendors shall not be liable in respect of such Direct Claim unless and until such Liability becomes an actual liability and is due and payable, it being understood however that this Section shall not have the effect of preventing the Purchaser from validly making a Direct Claim in respect of a contingent liability within the time limits specified in Section 14.1 even though it has not yet become an actual Liability.

14.6.4 Provisions. The Vendors shall not be liable in respect of a Direct Claim to the extent that the matter or circumstance giving rise to that Direct Claim was taken into account or is otherwise reflected in the 2021 Financial Statements or the Closing Financial Statements by way of a specific provision, allowance or reserve.

14.6.5 Regulatory changes. The Vendors shall not be liable in respect of any Direct Claim to the extent that the fact, matter or circumstance giving rise to the relevant Direct Claim would not have arisen but for a change in legislation, or a change in the interpretation or implementation thereof, or a development in case law made after the Agreement Date (whether relating to Tax, Tax rates or otherwise) or any amendment to or the withdrawal of any practice previously published or any extra- statutory concession previously made by any (Tax or other) Governmental Authority, in either case occurring after the Agreement Date, whether or not the change, amendment or withdrawal purports to be effective retrospectively in whole or in part.

14.6.6 Matters arising after the Closing Date. The Vendors shall not be liable in respect of any Direct Claim if and to the extent the fact, matter or circumstance giving rise to the Direct Claim arises (in whole or in part) from anything done or omitted to be done by a Purchased Corporation (except by the Vendors, in their capacity as daily manager of the Purchased Corporations without the consent of the Purchaser) or the Purchaser or any of their respective Affiliates or Representatives after the Closing Date, including (i) any change made in the valuation principles, policies or practices in respect of accounting or Tax matters applied by any of them, (ii) any change to the Tax or corporate structure of the Purchaser's group or (iii) a cessation or any change in the nature or conduct of any trade carried on by any Purchased Corporation as of the Closing Date.

14.6.7 Recoverable losses. The Vendors shall not be liable in respect of any Direct Claim if and to the extent (i) the Direct Claim relates to any Losses in relation to which the Purchaser or any of the Purchased Corporations has effectively "net" recovered all or part of the Losses from third Parties (whether by payment, discount, credit, relief, insurance or otherwise) or (ii) the Direct Claim relates to any Losses which have effectively "net" recovered by the Purchaser or any of the Purchased Corporations from its insurers, it being understood that the Purchaser shall procure that the Purchased Corporations have in place at all times insurance cover of a type and affording the same or at least equivalent degree of cover as that in force pursuant to the insurance policies taken out by the Purchased Corporations on the Agreement Date. The Purchaser shall in any case procure that, before steps are taken to seek recovery from the Vendors in respect of such Direct Claim, all reasonable steps are taken to enforce such recovery against the relevant third Party respectively insurer. The notion "net" recovery means that the amount recovered shall be calculated for the purposes of this Section 14.6.7 after deducting (in either case) (i) all reasonable costs incurred by the Purchaser or the Purchased Corporation concerned in recovering the sum from the third Party respectively insurer and (ii) all Tax payable by the Purchaser or the Purchased Corporation concerned by virtue of the receipt of the amount recovered.

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14.6.8 Subsequent recovery. If:

14.6.8.1 any of the Vendors make a payment in respect of a Direct Claim (the "Claim Payment");

14.6.8.2 at any time after the making of such payment any Purchased Corporation or the Purchaser realizes a saving (including a Tax Saving) or any quantifiable financial benefits, or receives any sum other than from the Vendors (including a "net" recovery) which would not have been realized or received but for the matter or circumstance giving rise to that Direct Claim (the "Third Party Sum"); and

14.6.8.3 the receipt of the Third Party Sum was not taken into account in calculating the Claim Payment,

the Purchaser shall, promptly following receipt of the Third Party Sum by it or the relevant Purchased Corporation, repay to the relevant Vendor(s) an amount equal to the difference between (i) the Claim Payment and (ii) the amount that the Purchaser would have received if the net amount of such recovery had been taken into account in determining the amount due by the relevant Vendor in accordance with this Section 14 (including, for the avoidance of doubt, the limitations set forth therein).

The notion "net amount of such recovery" means that the amount recovered shall be calculated for the purposes of this Section 14.6.8 after deducting (in either case) (i) all reasonable costs incurred by the Purchaser or the Purchased Corporation concerned in recovering the sum from the third Party and (ii) all Tax payable by the Purchaser or the Purchased Corporation concerned by virtue of the receipt of the amount recovered.

14.6.9 Purchaser's consent. The Vendors shall not be liable in respect of any Direct Claim if and to the extent that the matter giving rise to the Direct Claim has arisen wholly or partly from an omission or action (not) taken at the request or direction of, or with the acquiescence or consent of, the Purchaser or any of its Affiliates or Representatives.

14.6.10 Right to remedy. If the fact, matter or circumstance giving rise to a Direct Claim is capable of remedy, the Vendors shall have no liability in respect of that Direct Claim if the relevant fact, matter or circumstance is remedied, at the Vendors' expense, within 15 Business Days after the date on which the relevant Vendor(s) are given notice in accordance with Section 14.8 in relation to that fact, matter or circumstance. The Vendors will have the right to, and the Purchaser shall procure that the Vendors can, remedy the relevant fact, matter or circumstance in the aforementioned period and the Purchaser shall (without prejudice to the Purchaser's duty to mitigate the Losses) provide, and procures that the Purchased Corporations shall provide, all reasonable assistance to the Vendors to remedy the relevant fact, matter or circumstance.

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14.6.11 Mitigation. Nothing in this Agreement restricts or limits the Purchaser's general obligation to mitigate any Losses or damage, which it or any Purchased Corporation may incur in consequence of a fact, matter or circumstance giving rise to a Direct Claim.

14.7 No limitations

None of the limitations contained in this Agreement shall apply in case of fraud by any of the Vendors (but for such Vendor only) towards the Purchaser.

14.8 No Recourse in Warranty

None of the Vendors shall have any recourse including any recourse in warranty, against any of the Purchased Corporations or against any of the Employees of the Purchased Corporations, as a result of any inaccuracy of, or any breach of any representation, warranty or covenant of the Vendors contained in this Agreement.

14.9 Direct Claim

14.9.1 Any Direct Claim shall be asserted by giving the Indemnifying Party written notice thereof as soon as reasonably possible, but in any event not later than thirty (30) days after the Purchaser becomes aware of such Direct Claim (it being understood that no notice may be given prior to Closing). Such notice to the Indemnifying Party shall describe the Direct Claim and underlying facts, matters or circumstances in reasonable detail, shall indicate, as the case may be on a 'without prejudice' basis, the estimated amount of the Losses that have been sustained by the Indemnified Party and shall specify the provisions of this Agreement on which the Direct Claim is based. The omission so to notify the Indemnifying Party shall not relieve the Indemnifying Party from any duty to indemnify and hold harmless which otherwise might exist with respect to such cause unless (and only to that extent) any failure to notify the Indemnifying Party as soon as reasonably possible increases the amount of the Losses or materially prejudices the ability of the Indemnifying Party to exercise its right to defend provided in this Section 14.

14.9.2 If the Indemnifying Party does not respond to the Direct Claim within sixty (60) days following the notice by the Indemnified Party, the Indemnifying Party shall be deemed to have rejected such claim, and in such event the Indemnified Party shall be free to pursue such remedies as may be available to the Indemnified Party under this Agreement. If both the Indemnifying Party and the Indemnified Party agree at or prior to the expiration of such sixty (60) day period (or any mutually agreed upon extension thereof) to the validity and amount of such Direct Claim, the Indemnifying Party shall pay to the Indemnified Party the full agreed upon amount of such Direct Claim within ten (10) days following such agreement (or any mutually agreed upon extension thereof).

14.9.3 The Indemnifying Party and its Representatives shall have the right to make such investigation of the Direct Claim as is considered necessary or desirable by the Indemnifying Party. For the purpose of such investigation, the Indemnified Party shall make available to the Indemnifying Party the information relied upon by the Indemnified Party to substantiate such Direct Claim, together with all such other information as the Indemnifying Party may reasonably request. In addition, the Indemnified Party shall afford the Indemnifying Party and its Representatives reasonable access to each of the relevant Purchased Corporations premises and the opportunity to meet with the management of the Purchased Corporations after reasonable advance notice and during normal business hours.

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14.9.4 Any Direct Claim shall be deemed, if not previously satisfied, settled or withdrawn, to have been irrevocably withdrawn twelve (12) months after the notice is given by the Indemnified Party, unless the Indemnified Party and Indemnifying Party are involved in settlement negotiations (mutually confirmed in writing) or legal proceedings in respect of the Direct Claim have been formally commenced in accordance with Section 16.

14.10 Defense of Third Party Claim

14.10.1 If any Proceeding shall be instituted or any claim or demand shall be asserted by a third party against the Indemnified Party which may in turn give rise to a Direct Claim against the Vendors under this Agreement (each a "Third Party Claim"), then the Indemnifying Party shall have the right, after receipt of the Indemnified Party's notice under Section 14.9 and upon giving written notice to the Indemnified Party within ten (10) days of such receipt, to defend the Third Party Claim at its own cost and expense with counsel of its own selection, provided that:

14.10.1.1 the Indemnified Party shall at all times have the right to fully participate in the defense at its own expense;

14.10.1.2 the Third Party Claim seeks only monetary damages and does not seek any injunctive or other relief against the Indemnified Party;

14.10.1.3 the Indemnifying Party unconditionally acknowledges in writing its obligation to indemnify and hold the Indemnified Party harmless with respect to the Third Party Claim;

14.10.1.4 legal counsel chosen by the Indemnifying Party is satisfactory to the Indemnified Party, acting reasonably.

14.10.2 In the event the Indemnifying Party does not choose to defend the Third Party Claim in accordance with the conditions set out in Section 14.10.1, the Indemnified Party may assume the defense of the Third Party Claim, provided that:

14.10.2.1 the Indemnified Party consults with the Indemnifying Party and takes account of the reasonable requirements of the Indemnifying Party in relation to the conduct of the dispute, defense, compromise or appeal of the Third Party Claim;

14.10.2.2 the Indemnified Party offers the Indemnifying Party (or its Representatives) the opportunity to participate in any meetings or calls;

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14.10.2.3 the Indemnified Party keeps the Indemnifying Party promptly informed of the progress of the Third Party Claim and provide the Indemnifying Party with copies of all relevant documents and such other information as may be reasonably requested by the Indemnifying Party;

14.10.2.4 the Indemnifying Party shall at all times have the right to fully participate in the defense at its own expense;

For the avoidance of doubt, the exercise by the Indemnifying Party of any of the rights under this Section 14.10 shall not be construed as an admission of liability in relation to such Third Party Claim.

14.11 No Compromise

14.11.1 If the Indemnifying Party assumes the defense of the Third Party Claim in accordance with Section 14.10.1, the Indemnifying Party shall not be permitted to compromise and settle or to cause a compromise and settlement of any Third Party Claim, without the prior written consent of the Indemnified Party, unless:

14.11.1.1 the terms of the compromise and settlement require only the payment of money and do not require the Indemnified Party or the Purchased Corporation to admit any wrongdoing or take or refrain from taking any action;

14.11.1.2 the Indemnifying Party shall have delivered to the Indemnified Party a letter of credit, surety bond or similar security in form and substance satisfactory to the Indemnified Party, acting reasonably, in the amount of the compromise and settlement (including, interest and costs, if any, payable pursuant thereto) as security for the payment thereof;

14.11.1.3 the Indemnified Party receives, as part of the compromise and settlement, a legally binding and enforceable unconditional satisfaction or release, which is in form and substance satisfactory to the Indemnified Party, acting reasonably; and

14.11.1.4 the Third Party Claim and any claim or liability of the Indemnified Party with respect to the claim is being fully satisfied because of the compromise and settlement and the Indemnified Party is being released from any and all obligations or Liabilities it may have with respect to the Third Party Claim.

14.11.2 If the Indemnified Party assumes the defense of the Third Party Claim in accordance with Section 14.10.1, the Indemnified Party shall not be permitted to compromise and settle or to cause a compromise and settlement of any Third Party Claim without the prior written consent of the Indemnifying Party, which shall not be unreasonably withheld.

14.12 Tax Indemnity

14.12.1 The Vendors undertake to indemnify and hold harmless the Purchaser and each of the Purchased Corporations (it being understood that K&E shall have no indemnification undertaking with regard to Idea Family) on a euro-for-euro basis from and against all liability for Taxes incurred by the Purchaser and/or any of the Purchased Corporations arising out of or in connection with:

[Content relates to confidential matters of the parties.]

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14.12.2 Subject to other limitations provided in Section 14, the Vendors expressly acknowledge and agree that their liability under this Section 14.12 will not be limited or qualified by any Knowledge of the Purchaser on the basis of its due diligence investigation.

14.13 Payment of Direct Claims

If any of the Vendors becomes liable pursuant to this Section 14 to make any payment to the Purchaser or the Purchased Corporations, each of the Vendors shall have the option, upon the written consent of the Purchaser which shall not be unreasonably withheld, to set-off such amount against such Vendors' part of the Earn-Out Payments and the Indemnity Holdback in accordance with the Allocation Percentage. Notwithstanding the foregoing, each of the Vendors shall have the option to set-off, at its sole discretion, any liability for Taxes against such Vendors' part of the Earn-Out Payments and the Indemnity Holdback in accordance with the Allocation Percentage, as long as written such Vendor provides notification to the Purchaser.

14.14 Exclusive remedy

The remedies as set out in this Agreement are, together with Purchaser's right to request the specific performance of the obligations or covenants of the Vendors set forth in this Agreement, the sole remedies of the Purchaser (whether contractual or non-contractual) relating, directly or indirectly, to this Agreement (including, for the avoidance of doubt, a Direct Claim for a breach of the representations and warranties). Without limiting the generality of the foregoing, the Purchaser explicitly and irrevocably waives to the fullest extent permitted by Law any other rights, remedies, contractual, pre-contractual, non-contractual and tort claims and causes of action it or any of its Affiliates may have against the Vendors, their Affiliates or any of their respective Representatives in connection with this Agreement, under any Law or other contract, including the right to seek the cancellation or termination of this Agreement in court on the basis of general provisions of applicable contract Law after Closing has occurred.

15. IDEA PARTNERSHIPS REPRESENTATIVE

15.1 Appointment of the Vendors' Representative as Mandatary

15.1.1 Each of Idea Partnership 1 and Idea Partnership 2 hereby authorizes, directs and irrevocably appoints Ingrid Brands (the "Idea Partnerships Representative"), as the mandatary and agent of each of Idea Partnership 1 and Idea Partnership 2, with full power and authority, including power of substitution, and acting in the name of and for and on behalf of each and every one of Idea Partnership 1 and Idea Partnership 2, to, in her sole and absolute discretion, take any action on Idea Partnership 1 and Idea Partnership 2's behalf to enforce their rights under this Agreement and each of the Closing Documents after the Closing Date, including, without limitation to (i) negotiate, assert, prosecute, settle or compromise on behalf of Idea Partnership 1 and Idea Partnership 2 any claim for indemnification against the Purchaser, (ii) agree to waive any portion of this Agreement or breach thereof, (iii) take all such action as may be necessary, appropriate, permitted or advisable to be taken by or on behalf of Idea Partnership 1 and Idea Partnership 2 under the terms of this Agreement in order to negotiate, defend, consent to, pay, contest, arbitrate, litigate, settle or compromise any claim or alleged claim asserted hereunder and resolve any dispute with the Purchaser over any aspect of this Agreement or the Closing Documents, (iv) execute and deliver any agreement which is a Closing Document to which Idea Partnership 1 and Idea Partnership 2 are a party for and on behalf of Idea Partnership 1 and Idea Partnership 2, (v) receive and deliver notices for and on behalf of Idea Partnership 1 and Idea Partnership 2 or any one of them, and (vi) on behalf of each and every one of Idea Partnership 1 and Idea Partnership 2, enter into any agreement to effectuate any of the foregoing items (i) to (v), inclusively (collectively, the "Permitted Matters").

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15.1.2 Notwithstanding the foregoing, all actions taken or decisions made by the Idea Partnerships Representative on behalf of Idea Partnership 1 and Idea Partnership 2 shall be taken or made in a manner that is rateable and equitable among Idea Partnership 1 and Idea Partnership 2. The Idea Partnerships Representative hereby accepts such mandate and agrees to serve in such capacity. Any actions taken, any rights, power or authority exercised, and any decision or determination made by the Idea Partnerships Representative consistent with this Section 15 with respect to a Permitted Matter shall be absolutely and irrevocably binding on each of Idea Partnership 1 and Idea Partnership 2 as if such Party personally had taken such action, exercised such rights, power or authority or made such decision or determination in such Vendors' individual capacity, and Idea Partnership 1 nor Idea Partnership 2 shall have the right to object, dissent, protest or otherwise contest the same under such circumstances.

15.1.3 The mandate of the Idea Partnerships Representative pursuant to this Section 15 as each Idea Partnership 1 and Idea Partnership 2's attorney of fact (i) is irrevocable, (ii) is coupled with an interest, and (iii) revokes any power of attorney heretofore granted that authorized any other Person or Persons to represent Idea Partnership 1 and Idea Partnership 2 with regard to this Agreement. The obligations of each of Idea Partnership 1 and Idea Partnership 2pursuant to this Section 15 will (a) not be terminated by operation of Law, death, mental or physical incapacity, liquidation, dissolution, bankruptcy, insolvency or similar event with respect to such Idea Partnership 1 and Idea Partnership 2 or any Proceeding in connection therewith, and (b) survive the delivery of an assignment by any of Idea Partnership 1 and Idea Partnership 2 of the whole or any fraction of its interest in any payment due to Idea Partnership 1 or Idea Partnership 2under this Agreement.

15.1.4 The Idea Partnerships Representative shall only be liable to Idea Partnership 1 and Idea Partnership 2 for any act done or omitted that constitutes fraud, gross negligence or intentional misconduct (and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such act not constituting fraud, gross negligence or intentional misconduct).

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15.2 Exclusivity of the Idea Partnerships Representative

Any action, decision and determination to be made or any notice to be delivered to the Purchaser by any of Idea Partnership 1 and Idea Partnership 2in respect of Permitted Matters (i) shall be made or delivered by any such Party, acting individually or collectively, exclusively through and by the Idea Partnerships Representative in accordance with this Section 15 in respect of Permitted Matters under this Section 15 and (ii) shall be entitled to assume that all actions, decisions and determinations of the Idea Partnerships Representative made or taken under this Section 15 are fully authorized by each of Idea Partnership 1 and Idea Partnership 2.

15.3 Resignation or Incapacity of the Idea Partnerships Representative

In the event of the Idea Partnerships Representative's resignation, death or incapacity, Idea Partnership 1 and Idea Partnership 2 shall appoint a replacement Idea Partnerships Representative by way of a vote, it being understood that such successor will be required to agree in writing to be bound by the provisions of this Section 15.

15.4 Reimbursement of the Costs

Idea Partnership 1 and Idea Partnership 2 shall, in accordance with their respective shareholdings in the Purchased Corporations, reimburse to the Idea Partnerships Representative all costs incurred by the Idea Partnerships Representative in connection with the consideration of, and all actions, decisions and determination of the Idea Partnerships Representative made or taken in connection with, any Permitted Matter.

16. ARBITRATION AND MEDIATION

16.1 Disputes

Any dispute, claim, question, controversy or difference among the Parties arising out of or relating to a dispute in connection with this Agreement (a "Dispute") shall be resolved as provided in this Section 16.

16.2 Mediation

In the event of a Dispute, any Party may, without prejudice to its right to apply Section 16.3, seek to settle it in accordance with the CEPANI Mediation Rules and will take place in Brussels, Belgium. If the Dispute has not been settled pursuant to the said Mediation Rules within 30 days following the filing of a request for mediation or within such other period as the Parties may agree in writing, such dispute shall thereafter be settled through arbitration in accordance with Section 16.3.

16.3 Arbitration

Without prejudice to any Party's right to opt for mediation under Section 16.2, any Dispute shall be finally settled under the Rules of Arbitration of CEPANI by a single arbitrator appointed in accordance with the said Rules of Arbitration if all Parties agree or, failing such agreement, by a panel of 3 arbitrators appointed in accordance with the said Rules of Arbitration and of which 1 will be appointed by the Purchaser, 1 will be appointed by the Vendors and 1 will be appointed by the 2 aforementioned arbitrators. No award or procedural order made in the arbitration shall be published.

16.4 Arbitration Proceedings

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The place of the arbitration will be Brussels, Belgium, and the language will be English, although it will be possible to present documents and make declarations in French and Dutch, with the corresponding translation, if required.

16.5 Acknowledgment

The Parties state that they know and accept the CEPANI Rules of Arbitration which will govern any arbitration, as the case may be.

16.6 Confidentiality

The arbitration shall be kept confidential and the existence of the proceeding and any element of it (including, without limitation, any pleadings, briefs or other documents submitted or exchanged, any testimony or other oral submissions and any awards) shall not be disclosed beyond the arbitrator, the Parties, their legal counsel, experts and consultants and any Person necessary to the conduct of the proceeding.

16.7 Injunctive Relief

Nothing herein shall preclude any Party from seeking injunctive, provisional or protective relief in the courts of Brussels, or in the courts of another country in the event that the Party perceives that without such injunctive, provisional or protective relief, serious harm may be done to the Party.

17. MISCELLANEOUS

17.1 Press Release and Confidentiality

Any press release or any public announcement, statement or publicity with respect to the transaction contemplated in this Agreement shall be made only with the prior consent of the Parties unless such release, announcement, statement or publicity is required by Law, in which case the Party required to make such release, announcement, statement or publicity shall use its best efforts to obtain the approval of the other Party to the form, nature and extent of such disclosure prior to the making of any such disclosure, which approval shall not be unreasonably withheld.

17.2 Further Assurances

17.2.1 Each Party, upon the request of the other, whether before or after the Closing, shall do, execute, acknowledge and deliver or cause to be done, executed, acknowledged or delivered all such further acts, deeds, documents, assignments, transfers, conveyances, powers of attorney and assurances as may be reasonably necessary or desirable to effect complete consummation of the transactions contemplated by this Agreement.

17.2.2 Following the Closing, the Vendors shall cooperate in good faith with the Purchaser and use best efforts to obtain signed copies of the New Employment Agreements for each of the employees of the Operating Corporations (without prejudice to each employee's discretion to accept or refuse any amendment to the present employee agreements).

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17.3 Successors in Interest

This Agreement and the provisions hereof shall enure to the benefit of and be binding upon the Parties and their respective successors and assigns.

17.4 Assignment

The Parties may not assign this Agreement or any of their rights and obligations hereunder without the prior written consent of the other Party, which shall not be unreasonably withheld, except that the Purchaser may assign its rights hereunder to any of its existing or future Affiliates provided that such Affiliate is and remains exclusively controlled by IPA and such entity shall agree in writing to be bound by all the terms and conditions of this Agreement.

17.5 Subsequent Transfer

17.5.1 The Purchaser agrees and undertakes not to sell or otherwise transfer or dispose of all or part of the shares in the Purchased Corporations to a foreign legal entity referred to in article 227, 2° and 3° of the Income Tax Code 1992, the office, main place of business or headquarters of which is located outside the European Economic Area (a "Non-EEA Company"), unless such Non-EEA Company acquires the shares of the Purchased Corporations through an Affiliate incorporated in the European Economic Area, for a period ending 12 months and one day after the Closing Date, without the prior written consent of the Vendors' Representative.

17.5.2 The Purchaser shall abstain from selling or otherwise transferring or disposing all or part of the shares in the Purchased Corporations to any transferees other than Non-EEA Companies, without the transferee(s) first executing a letter addressed to the Vendors in which the transferee(s) irrevocably and unconditionally undertake(s) not to sell or otherwise transfer all or part of the shares in the Purchased Corporations to a Non-EEA Company within 12 months and one day from the Closing Date.

17.6 Notices

17.6.1 Any notice, consent, authorisation, direction or other communication required or permitted to be given hereunder shall be in writing and shall be delivered either by personal delivery or by telecommunication device return receipt requested, or by email, and addressed as follows:

17.6.1.1 in the case of the Vendors, to:

the Idea Partnerships Representative at:

Attention: Ms. Ingrid Brands

Email:

and to K&E at:

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Attention: Mr. Koen Quaghebeur and Ms. Els Paesmans

Email:

- with a copy to, such copy not to constitute notice: -

STIBBE BV

Loksumstraat / Rue de Loxum 25
1000 Brussels

Attention: Mr. Willem Witters and Mr. Dries Hommez

Email: willem.witters@stibbe.com and dries.hommez@stibbe.com

17.6.1.2 in the case of the Purchaser, to it at:

Kloosterstraat 9, RE21
5349 AB Oss
Netherlands

Attention: Ms Jennifer Bath

Email:

- with a copy to, such copy not to constitute notice: -

LAVERY, DE BILLY, L.L.P.

1 Place Ville Marie

40th Floor

Montréal, Québec H3B 4M4

Attention: Ms Selena Lu

Facsimile: 1 (514) 871-8977

Email: slu@lavery.ca

17.6.2 For greater clarity, any notice delivered by the Purchaser to the Vendors' Representative in accordance with this Section 17.6, shall be deemed to have been duly received by each and every one of the Vendors and this Section 17.6 shall then be deemed to have been fully complied with in respect of each and every such Vendors.

17.6.3 Any notice, consent, authorisation, direction or other communication delivered as aforesaid shall be deemed to have been effectively delivered and received, if sent by facsimile or similar telecommunications device or by email on the Business Day next following receipt of the confirmation of receipt by confirmed facsimile transmission, being deemed receipt of communication sent by telecopy or other telecommunications device or by email or, if delivered, to have been delivered and received on the date of such delivery. Any Party may change its address for service by written notice delivered as aforesaid.

17.7 Expenses

Each of the Vendors shall bear and pay its own Transaction Expenses and it being understood that Vendors shall bear any other such costs, expenses and fees incurred by the Purchased Corporations in accordance with the Allocation Percentage. The Vendors shall cause the Purchased Corporations not to incur any out-of-pocket expenses in connection with this Agreement and the related transactions. The Purchaser shall bear and pay its own Transaction Expenses.

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17.8 Counterparts

This Agreement may be executed in any number of counterparts (as the case may be, by way of electronic signature through DocuSign) and may be delivered by registered or certified mail, courier, fax or other facsimile transmission or email attachment. Each such counterpart shall be deemed to be an original and shall, taken together, constitute a single agreement. Delivery of an executed counterpart of this Agreement by facsimile or transmitted electronically in legible form, including, without limitation, in a tagged image format file (TIFF) or portable document format (PDF), shall be equally effective as delivery of a manually executed counterpart of this Agreement.

17.9 Survival

All the terms and conditions of this Agreement shall, unless otherwise provided herein, survive the Closing and shall remain in full force and effect indefinitely subject only to statutory limitations to action.

17.10 Right of Set-Off

The Purchaser may, in its sole discretion, set-off any sums otherwise payable by it to any of the Vendors against any amount payable by any of the Vendors to it. The Purchaser may set off any amount to which it claims to be entitled from any of the Vendors under Section 14.1 against such Vendors' part of the Earn-Out Payments and the Indemnity Holdback in accordance with the Allocation Percentage, provided that any such set-off is based upon a fully liquidated amount that is certain and not subject to any further dispute. For greater certainty if the set-off against the Earn-Out Payment is insufficient to fully pay such amount owed to the Purchaser, then the Vendors will fully pay any missing portion of any due and payable indemnity payment to the Purchaser.

17.11 Negotiation of Agreement

Each of the Parties acknowledges that it has been represented by independent counsel of its choice throughout all negotiations that have preceded the execution of this Agreement and that it has executed same with consent and upon advice of said independent counsel. Each Party and its counsel cooperated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto shall be deemed the work product of the Parties and may not be construed against any Party by reason of its preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against the Party that drafted it is of no application and is hereby expressly waived by the Parties.

17.12 Purchased Corporations as Third Party Beneficiary

If the Purchaser elects to designate a Purchased Corporation as beneficiary of any amount owed by the Vendors under this Agreement, it shall constitute a third party beneficiary pursuant to article 1121 of the (Old) Belgian Civil Code ("beding ten behoeve van een derde" / "stipulation pour autrui") for the purposes of such payment. Parties acknowledge and declare that each of the Purchased Corporations accepts to be such beneficiary.

[Signatures on the following pages]

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IN WITNESS WHEREOF, the undersigned have executed this Agreement of purchase and sale of shares on the date specified on the first page.

CHARMQUARK EEN	CHARMQUARK TWEE

(s) "Dirk Van Hyfte"	(s) "Ingrid Brands"

Name: Dirk Van Hyfte	Name: Ingrid Brands
Title: Director	Title: Director

K&E BV

(s) "Koen Quaghebeur"	(s) "Els Paesmans"

Name: Koen Quaghebeur	Name: Els Paesmans
Title: Director	Title: Director

IMMUNOPRECISE NETHERLANDS B.V.

(s) "Jennifer Bath"

Name: Jennifer Bath
Title: Managing Director

(s) "Dirk Van Hyfte"	(s) "Ingrid Brands"

DIRK VAN HYFTE	INGRID BRANDS

[Signature page to the Agreement of purchase and sale of shares]

Agreement of Purchase and Sale of Shares	/86

(s) "Arnout Van Hyfte"	(s) "Ewald Van Hyfte"

ARNOUT VAN HYFTE	EWALD VAN HYFTE

(s) "Koen Quaghebeur"	(s) "Els Paesmans"

KOEN QUAGHEBEUR	ELS PAESMANS

[Signature page to the Agreement of purchase and sale of shares]

Agreement of Purchase and Sale of Shares	/87